DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

June 20, 2006

Peter M. Ziparo
Assistant General Counsel, Corporate and Securities
Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/20/2006

Re: Visteon Corporation
Incoming letter dated April 26, 2006

Dear Mr. Ziparo:

This is in response to your letter dated April 26, 2006 concerning the shareholder proposal submitted to Visteon by Fredrick P. Wilson. We also have received a letter from the proponent dated May 1, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439

Visteon®

Peter M. Ziparo
Assistant General Counsel, Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

April 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2006 Visteon Corporation Proxy Statement
Stockholder Proposal From Mr. Fredrick P. Wilson
Rule 14a-8(e)(2) – Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal dated April 17, 2006 (the "Proposal") from Mr. Fredrick P. Wilson of Grand Blanc, Michigan (the "Proponent")(**See Exhibit A**).

Visteon believes that the Proposal may properly be omitted from the proxy materials for Visteon's annual meeting of stockholders scheduled to be held on May 10, 2006 (the "2006 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Visteon's proxy statement for its 2005 annual meeting was dated and released on March 30, 2005 **(See Exhibit B)**. Pursuant to Rule 14a-8(e)(1), Visteon's proxy statement for its 2005 annual meeting informed stockholders that proposals for the 2006 Annual Meeting had to be received by December 1, 2005 to be considered for inclusion in Visteon's 2006 proxy statement **(See Exhibit B)**.

The Proposal was received by Visteon on April 18, 2006, which was well after the December 1, 2005 deadline (and well after the printing and mailing of Visteon's 2006 proxy materials on or about March 30, 2006). As such, the Proposal is untimely and may be excluded from Visteon's proxy materials for its 2006 Annual Meeting. See, e.g., Oxford Health Plans, Inc. (May 12, 1999)(staff permitted the exclusion of a proposal received three weeks after mailing of proxy materials).

II. VISTEON REQUESTS A WAIVER OF THE 80 DAY RULE UNDER RULE 14a-8(j)(1) BECAUSE THE PROPOSAL WAS RECEIVED AFTER THE FILING DATE OF OUR 2006 PROXY MATERIALS.

Visteon filed its 2006 proxy materials on March 30, 2006. Because the Proposal was received by Visteon more than two weeks after the filing date for its 2006 proxy materials, Visteon submits that good cause exists for our filing of this request later than 80 days prior to the filing of our proxy materials. We, therefore, respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1). See, e.g., International Business Machines Corporation (March 7, 2006)(waiver of 80 day rule granted when proposal sent 31 days before anticipated filing date).

On April 24, 2006, Visteon sent the Proponent a notice indicating the procedural defect and advising him of our intent to exclude the Proposal from our proxy materials **(See Exhibit C)**. We also are sending the Proponent a copy of this submission and the Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the staff. Thank you very much for your attention and interest in this matter.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

/dmb

Enclosures

Copy, with exhibits, to:

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

17APR2006

REC'D APR 18 2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119
PH# (810) 694-6628

Mr. Michael F. Johnston
Chairman of the Board and CEO, Visteon Corporation
Board of Directors, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

Dear Mr. Johnston;

I am a Visteon Corporation stockholder, and this letter and enclosed documents are my stockholder proposal and supporting documentation. I would like to formally submit this proposal, but I do not currently own shares with a sufficient value. The additional documented information in this letter is to backup the all too brief statement allowed in a formal submission. This knowledge is critical to fully understand and have complete confidence in the statements made in the formal proposal.

I hope you have an open mind and an inquisitive nature, and do indeed thoroughly read and understand this proposal with its documentation and duly consider implementing this proposal. I am a GM and Ford Stockholder, and I do have a formal Stockholder Proposal Submitted to GM. Through many resubmissions to the SEC, I have proved to them that everything I am stating is true, and the only questions are can they implement my proposal and is it too intrusive for a stockholder to manage.

The documents enclosed are:

1) Proof of ownership of Visteon Corporation stock, which I intend to hold for several years. This is a copy of my Fidelity account statement on this stock. – 1 page

2) Fully documented and footnoted version of the stockholder proposal – "VISTEON Needs to Support Improving CAFE Performance to Stop Funding Terrorism and the Teaching of Hatred in America by Saudi Arabia" – 5 pages

3) Attachment that fully documents and proves footnote #16 of the proposal – "CAIR Desires an Islamic America Under Sharia Law" – 5 pages

4) Attachment that validates that Europe and Canada will become Islamic Countries as stated in the stockholder proposal – "The Century Ahead – It's the Demography, Stupid" – 12 pages

5) Attachment that validates that the basic document of Islam, The Holy Qur'an, teaches hatred of Jews, Christians, and every one of all other faiths. This is a very small slice of the hatred that Islam teaches regarding all non-Muslims. - 10 pages

6) The actual under 500 word Stockholder Proposal that I would like to submit (this includes nothing new from the fully documented and footnoted version presented as item #2) – "Improve CAFE to Stop Funding Terrorism and the Teaching of Hatred in America by Saudi Arabia" - 2 pages

I do hope you download, print out, and read the report from FreedomHouse, which is forwarded and supported by former CIA Director Woolsey and that is noted in the proposal. I do also hope you acquire a copy of the Holy Qur'an and look at the additional verses I have listed in the proposal.

If you desire more information regarding what is included herein, please contact me at your earliest opportunity, and I will be happy to provide additional documentation that further validates every statement made in the proposal.

I do intend to attend the annual stockholders meeting in 2006 and ask you about the proposal included herein.

I would like to hear from you regarding this proposal.

Regards,

Fredrick P. Wilson

ATT: 1) Fidelity letter documenting Visteon Corp. stock ownership 1 page
2) "Visteon Needs to Improve CAFE Performance to Stop Funding Terrorism and the Teaching of Hatred in America (and Europe) by Saudi Arabia" 5 pages
3) "CAIR Desires an Islamic America Under Sharia Law" 5 pages
4) "The Century Ahead – It's the Demography, Stupid" 12 pages
5) "The Holy Qur'an and what it states about Jews" 10 pages
6) "Improve CAFE to Stop Funding Terrorism and the Teaching of Hatred in America by Saudi Arabia" 2 pages

View Lots

ROLLOVER IRA
Fredrick P. Wilson

View

- Balances
- Positions
- Orders
- History
- Statements/Records

Act

- Trade Stocks
- Trade Mutual Funds
- Trade Fixed Income
- Trade Conditional
- Trade/View Baskets
- Trade Extended Hours
- Contribute to IRA
- Withdraw from IRA
- Update Accounts/Features

Analyze

- Portfolio Analysis
- Hypothetical Trade

Account: Fredrick P. Wilson (account # deleted)

Position As of 12/24/2005, 3:05am ? HELP

Symbol	Description	Quantity	Closing Mkt Value	Cost	Net Change	Net Change %	Type	
VC	VISTEON CORP COM	100.0000	$692.00	$670.00	$22.00	3.28%	Cash	Trade News Research

Open Lots

The information below is a summary of your open lots as of the prior business day's close.

Date Acquired	Quantity	Cost per Share	Closing Mkt Value	Cost	Net Change	Net Change %	Action
12/05/2005	100.0000	$6.70	$692.00	$670.00	$22.00	3.28%	

Fidelity provides Cost and associated Net Change ($ and %) information to you as a courtesy service. *Retirement account* Cost and *associated* Net Change information should not be used for tax-reporting purposes. Such information is provided to help you estimate and track the change in market value of each position relative to your investments into this security (not including reinvestments). Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any position taken in reliance upon, Fidelity-provided Cost information.

Stockholder Proposal by Fredrick P. Wilson, Owner of 100 shares of Visteon Corporation common stock

VISTEON NEEDS TO SUPPORT IMPROVING CAFE PERFORMANCE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia and the Wahhabi Sect of Islam that the House of Saud is married to are teaching hatred of Americans, democracy, Christians, and Jews and other infidels with written material, mostly in Arabic, in American mosques, madrasses, and Islamic centers. The report that verifies this can be downloaded at www.freedomhouse.org/religion. It is 90 pages long. They are also teaching their Jihad (Holy War) philosophy and the philosophy that supports the suppression of women.[1]

Whereas: Saudi Arabia has been spending between $3 Billion (official records) and $4 Billion (estimates) per year for 30+ years ($90 Billion to $120 Billion) to build mosques, madrasses, and Islamic centers in the US and globally within which to preach the hatred that the radical Wahhabi Sect of Islam has for all non-Muslims and non-Sharia based governments. [2,3] Of the over 1200 mosques and Islamic centers that have been put up in America, 80% were built with Saudi money and the other 20% with Iranian money.[4] This also allowed the Wahhabi Sect of Saudi Arabia to build and control 210 Islamic centers, 1,500 mosques, 2,000 schools, and 200 colleges in non-Muslim countries alone.[5]

Whereas: If Saudi Arabia is preaching hatred of Americans in America, then the hatred that is being preached in Canada, Europe, South America, the Middle East, North Africa, and Central and Southeastern Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. They must also still be preaching hatred within Saudi Arabia, despite their protestations.

Whereas: A Saudi Arabian government official on Iqra TV has stated "All Muslims Must Support Jihad – Send Money to the Saudi Committee for Support of the Al-Quds Intifada, Account No.98." as recently as 29AUG2005.[6] This means Saudi Arabia is still funding terrorism. Members of the Saudi Royal Family, some charities that are run through Saudi mosques, and some private Saudi individuals are still funding al-Qaeda and Hamas.[7] The Holy Land Foundation was shut down by the US Government for funding terrorism: shouldn't we shut down Saudi Arabia?

Whereas: Sheikh Mohammad Hisham Kabbani stated to the State Department in 1999 that 80% of the mosques in the US had been radicalized and were preaching the Islamofascist Wahhabi Sect of Islam's beliefs. After 9/11 Sheikh Kabbani refused to retract his statement even though he was under intense pressure by the radical Saudi Wahhabi groups in the US to do so.[8] Representative Paul King of New York, a member of the House Select Committee on Homeland security stated several times and as recently as February, 2004 that 85% of the Mosques are preaching the radical Wahhabi brand of Islamofascism.[9,10]

Whereas: Some of the mosques in America are preaching hatred in Arabic, and then lying in English to fool the local residents and guests during open houses.[11]

Whereas: It is approved behavior within Islam and within Islamic teachings and tradition to lie to non-Muslims to advance the cause of Islam. It is also approved behavior (*Kitman*) to tell only a small portion of the truth to non-Muslims, with intention to mislead, in order to advance the cause of Islam.[12]

Whereas: Western Europe (Sweden, Germany, France, Spain, Portugal, Italy, Austria, Belgium, Holland, Denmark, and Great Britain) will be Islamic countries before 2100, due to the demographic changes in Europe. They will be controlled by the radical Muslim Brotherhood in conjunction with the Wahhabi Sect of Islam and al-Qaeda, and will be "an Islamist threat like the Nazis"[13] to Eastern Europe and America.

Whereas: The demographics for Canada indicate that Canada too will be an Islamic country before 2100 and will be run by the radical Islamofascist Wahhabi Sect.[14]

Whereas: Most major Muslim organizations in the USA practice the Wahhabi Sect and are trying to impose Islamic culture upon the United States.[15]

Whereas: The leaders of CAIR, current and recently retired, have formally stated that they would like the US to become an Islamic country. Islam does not come without Sharia law, which is the law of Muslim men, by Muslim men, for Muslim men, no women, Christians, Jews, or any non-Muslims need apply. This will mean the Bill of Rights and several other parts of the US Constitution will need to be radically amended or deleted.[16]

Whereas: The Muslim Pledge of Allegiance used by the New Horizons Islamic School in Pasadena, whose curriculum is planned by the Board of Islamic and Arabic Education, is found at http://www.biae.net/pledge.html, and states: "As an American Muslim, I pledge allegiance to Allah and His Prophet, I respect and love my family and my community, and I dedicate my life to serving the cause of truth and justice. As an American citizen, with rights and responsibilities, I pledge allegiance to the flag of the United States of America And to the republic for which it stands, one nation, Under God, indivisible, with liberty and justice for all". This pledge by the radicals pledges allegiance to Allah first, his Prophet, Muhammad second, "my family and community" third (my community means the global Muslim Community, known as the Ummah), then the cause of justice and truth as Muslims see it, then defense of the Muslims rights (per our constitution and laws in an ACLU fashion) and "responsibilities" under those laws (defined by them). Finally, in sixth place, is the actual pledge of allegiance as the citizens of this country have known it for many decades. This is an example of the quiet hatred our money for Saudi oil is buying.[17] My E-mails to the Department of Education confirmed that the Blue Ribbon for Excellence award was granted to this school.

Whereas: Most Arabic terrorists are Saudi Arabians, including the foreign fighters in Iraq. They are also the idle sons of the middle class with no need to work for a living due to oil money.[18]

Whereas: Saudi Arabia is not our friend or ally. They have not been our friend or ally since at least 1979. They will not change. They will not become moderate until they renounce the radical teachings of al-Wahhab and prove that in a verifiable manner; that is other than their lying to the USA some more. This is extremely unlikely as long as they follow the radical teachings that are contained in the Holy Qur'an, the Hadith, and the traditions of Islam. The Holy Qur'an, Islam's revealed text, states hatred for Jews, Christians, and all non-Muslims, and that Christians and Jews are to be fought until subdued, after which they are treated as 2nd class *Dhimmi*, or "untermenschen". This is corroborated by the actual practice of Islam by Muslims throughout history up to and including today. See Suras 9:29, 9:50:, 8:12-16, 2:191–193, 9:123, 5:33, 47:4, 3:85, 8:38-39, 9:33, 8:1, 8:41, 8:69, 47:4, 3:28, 5:51, 9:23, 2:244, 4:89, 2:216, 61:9, 9:73-74, 8:67, 5:13, 5:78, 7:166, 5:60, 2:65, 5:82, 2:120, 5:64, 9:30, 3:28, 3:118, 9:28, 4:47.[19] Tashbih Sayyid, publisher of "Muslim World Today", has stated "My whole life is devoted to one end: to make the Muslims understand that their theology needs to be reformed and reinterpreted. Anybody who thinks that there's nothing wrong with their theology is either a blind person or an apologist. There are many things in Muslim Scripture that need to be reshaped and reframed and reinterpreted, so that they cannot be used by terrorists to justify bombings and honor killings."[20]

Whereas: Shortly after the radical Islamists take over Europe, including Britain, and Canada, a shooting war with America will probably follow. The Islamists will have the Islamic population of all of these countries, as none of them will be occupied, such as France was by Germany in 1940, and all of Europe's industry, conventional military, and nuclear weapons and delivery systems with the addition of platforms in Canada along a 4,000 mile border to attack the US with and from. The US will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active rebellious 5th column for the Islamofascists. The shooting war will not favor the United States.

Whereas: Since President Bush and Vice-President Cheney have been lied to and played for fools by the Saudis since 9/11, and the Government of the United States has abdicated its responsibility to protect and defend its citizens, it is incumbent that the citizens of the United States, including the captains of industry, initiate the effort to stop buying oil from Saudi Arabia in the immediate future. Without money, the teaching of hatred and the expansion of the radical Islamic network will be effectively and convincingly slowed down.

Resolved: That Visteon Corporation will initiate its own petition and will support automakers petitions to the US Government and Congress for radically improved CAFE standards for light duty trucks and cars. That Visteon Corporation will be the unflagging leader of this effort within the Components Industry. A standard of 30 mpg will be achieved by all auto companies by July 2007 by putting significantly smaller engines

geared properly into all light duty trucks and SUVs and crossovers. These vehicles would carry and tow the same loads, just more slowly and with better mileage. There is no requirement that trucks performing work accelerate like Mustangs. This is the same methodology that was used to increase mileage in the mid 1970's until redesigned vehicles were available. A standard of 33 mpg will be achieved for all cars via the same methodology. A CAFE that is a level playing field for all vehicle manufacturers that sell in the US is eminently achievable.

Resolved: That the CAFE for all light duty trucks and cars will become the same at 35 mpg by July of 2008, and that the CAFE requirement will be 40 mpg for all vehicles by 2010.

Resolved: That Visteon will lead the effort to enroll the assistance of the Administration and Congress and the rest of the automotive industry in exploring and achieving what Thomas Friedman calls the "moon shot" for automobiles that will finally free the United States from the requirement for oil, whether from these radical Islamist countries or elsewhere.

Resolved: That Visteon will lead the effort to spread this technology to Europe, India, China, Japan, and the rest of the world so that the entire world can be freed from supporting terrorism and the terrorist states of the Middle East, especially Saudi Arabia and Iran.

Resolved: That this strategy is in the best interests of Visteon's stockholders in the short term, and that it is the only viable long-term strategy. The future of winning the non-oil based transportation system will be the best possible future for all Visteon stockholders in the long term.

Resolved: That this is a win-win strategy for Visteon's stockholders and all Americans, all believers in democracy, all Christians, all Jews, all of other faiths or of no faith, and even all moderate Muslims. That this strategy will be adapted by the Board of Directors and all of Visteon's stockholders.

Fredrick P. Wilson 16DEC2005

1 "Stop Saudi Islamic Fundamentalist Schools in USA" by American Congress for Truth, 05SEP2005

2 "Hearts, Minds, and Dollars", by David E. Kaplan, USNews, 25APR2005

3 "Preachers of Hate", by Kenneth R. Timmerman, p. 144

4 "The Al-Qaeda Connection", by Paul L. Williams, p. 178

5 "What It Takes – If we are to win the War on Terror, we must do far more" by Alex Alexiev, 07NOV2005, National Review

6 "Saudi Arabia/Jihad & Terrorism" by ACT, 21SEP2005 from Memritv.org

7 Frank J. Gaffney, author of "War Footing: 10 Steps America Must Take to Prevail in the War for the Free world", on Fox News

8 Timmerman, IBID, pp268-272, "Militant Islam Reaches America" by Daniel Pipes, p 123

9 Williams, IBIB, p 177

10 Jihad Watch, Robert Spencer, 13FEB2004

11 "Jihad Comes to Small Town USA", by Laura Mansfield, 18APR2005, www.lauramansfield.com

12 "The Politically Incorrect Guide to Islam" by Robert Spencer, p.81, supported by "Islam and Terrorism" by Mark A. Gabriel, PH.D., pp 91-95.

13 "An Islamist threat like the Nazis" by Tony Blankley of The Washington Times, part 1 of 3 parts regarding his book, The West's Last Chance"

14 Mathematical extrapolation by F. P. Wilson of CAIR E-mail 19AUG05 stating the Muslim population of Canada is to double in 10 years, and the results if it keeps doubling every 10 years

15 "An Activist's Guide to Arab and Muslim Campus and Community Organizations in North America" by Stephen Schwartz, published by www.FrontPageMagazine.com on 26MAY2003.

16 "CAIR Desires An Islamic America Under Sharia Law" by F. P. Wilson14NOV2005, cc included which has the voluminous footnotes to support this statement

17 "Islamist School Wins Dept of Education Award" by Beila Rabinowitz, Militant Islam Monitor, 21OCT2005 at http://www.militantislammonitor.org/article/id/1169

18 "Terrorists: Swimming in Saudi Money", by Lt. Col. Gordon Cucullu, in www.Frontpagemag.com from ACT 22NOV2005
"Disinformation", by Richard Miniter, Chapter Myth#16, pp. 125-134

19 "The Meaning of The Holy Qur'an" translation and notes by Abdullah Yusuf Ali
"The Noble Qur'an" translated by Dr. Muhammad Taqi-ud-Din Al-Hilali and Dr. Muhammad Muhain Khan

20 "Patriotic, Peaceful Muslims" by Robert Spencer, "Human Events", 07APR2005

CAIR DESIRES AN ISLAMIC AMERICA UNDER SHARIA LAW

The leaders of CAIR (Council on American-Islamic Relations) have publicly stated the following:

1) CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam...Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth."[1] (very similar to what Osama bin-Laden said in 2003)

2) CAIR spokesman Ibrahim Hooper: "I wouldn't want to create the impression that I wouldn't like the government of the United States to be Islamic sometime in the future. But I'm not going to do anything violent to promote that. I'm going to do it through education".[2]

3) CAIR spokesman Ibrahim Hooper: "CAIR does not support these groups publicly." (Comments on CAIR's record of supporting Hamas, Hezbullah and other Islamic terrorist groups.)[3]

4) Ghazi Khankan, CAIR spokesperson: "I bring you salaams and greetings from the Mujahadeen at CAIR".[4]

5) Nihad Awad, CAIR Executive Director: "I am in support of the Hamas movement."[5]

6) Board Member Siraj Wahaj is included on a list of "un-indicted persons who may be alleged as co-conspirators in the United States versus Omar Ali Abdel Rahman" by Mary Jo White, US Attorney for the Southern District of New York, February 2, 1995 for the 1993 bombing of the World Trade Center. He was a character witness for the defense of Abdel Rahman, the blind Sheikh who was the main Instigator and Promoter of the Assassination of President Anwar Sadat in 1981, and who was convicted of Conspiracy to blow up bridges and tunnels in New York in 1994.

A quote from Abdel Rahman in 1993:

"There is no solution for our problems except jihad for the sake of God....There's no solution, there's no treatment, there's no medicine, there's no cure except with what was brought by the Islamic method which is jihad for the sake of God....No, if those who have the right to have something are terrorists then we are terrorists. And we welcome being terrorists. And we do not deny this charge to ourselves. And the Koran makes it, terrorism, among the means to perform jihad in the sake of Allah, which is to terrorize the enemies of God and who are our enemies, too....They say that he who has done his job during the day in order to go to the mosque has performed jihad. What is this? This is distortion to the subject of jihad. Praying, listening, jihad? Coming to the mosques is a good work. And group praying is just praying. Jihad is fighting the enemies. Fighting the enemies for God's sake in order to raise them high in his word....We don't fight the enemies unless we have guns, tanks and airplanes equal to those of the Soviet Union."[6]

lack thereof need not apply. Police in Dearborn and Hamtramck, Michigan (45 minutes down I-75 from where I live) where there is an Arab Muslim majority (in Hamtramck) and the largest concentrations of Muslims in the USA, mostly US citizens, receive frequent complaints of screaming and curses and the sounds of beatings next door. When they investigate, it is a Muslim family (almost exclusively), and the woman appears battered with visible bruises on their face (every other part of their body is covered up), but no complaint is ever filed, and the woman says they tripped and fell down the stairs. This is without the Sharia in effect in the US. My sources are police officers, and they have requested anonymity.

On 9/11/2001 in Hamtramck thousands of US Citizens paraded in the streets and cheered the downfall of the twin towers, chanting Allahu Akbar! These crowds quickly broke up when police appeared minutes after they started. In schools with Islamic majorities, on 9/11/2001, US Citizens in the 4th through 12th grades stood up in class and cheered after viewing video of the downfall of the twin towers. These incidents in school were also rather brief after the horrified teachers turned off the TV feed and sat everyone back down. My sources are teachers and police officers that have requested anonymity. To my knowledge, these incidents were never reported in any medium. In northern Virginia, schools with significant numbers of Muslim students were sent home at noon, as the Muslim students were strutting around and yelling to each other of their approval for the fall of the two towers and the hit on the Pentagon.[12] In November 2004, US Citizens, Muslims, in Dearborn held an anti-America, anti-Israel demonstration, with several women carrying large signs with the face of the Ayatollah Khomeini, who held US Diplomats hostage in Iran for 444 days in 1979/80 and stated the US was the "Great Satan".[13]

CAIR files lawsuits at the drop of a hat and has truncated any honest discussion of Islam. "There's no doubt that CAIR understands this, notes National Review's John Derbyshire. "They have Saudi Oil money behind them and finance is not issue at all to them. They essentially have infinite funds. They will shut up everyone. On the topic of Islam, free speech is dead."

In the recommended book "The Myth of Islamic Tolerance" Edited by Robert Spencer it is revealed that under Sharia law, Muslim men will legally own guns, but no one of any other religion will be allowed to own any guns. If the US, or even any large governing body, such as Washington, DC or Virginia, ever have Muslim majorities, they will implement the Sharia as best they can under the US Constitution, legislating now and arguing it in court later. They will try to confiscate all guns except those owned by Muslims, and the Muslim men will acquire handguns and rifles against which no Christian or Jew or agnostic or atheist or Hindu or Buddhist or woman or gay or anything will have a defense, as Muslims can then terrorize Christians et alia with no penalty under Sharia Law. In effect, it will be like the Jim Crow laws in the southern states 70 years ago, except this divide is based on religion and gender. Again, the legal niceties will be argued in court later, and all of the violence will be blamed on small radical minorities, rather than the large group of Muslim leaders and supporters, quiet or otherwise, and the problems of Islam itself.

You can acquire a new Holy Qur'an from CAIR free by going to the website http://www.cair-net.org/explorethequran/. You may have a significant waiting time, as per CAIR this item was backordered after the first 15,000 or so were delivered. Or acquire a translation from a bookstore or online vendor. A translation of the Holy Qur'an with notes is a useful item to verify anyone's quotes from the Holy Qur'an for context and accuracy, including those herein

[1] Lisa Gardiner, "American Muslim leader urges faithful to spread Islam's message," San Ramon Valley Herald, July 4, 1998
[2] John Perazzo, "Hamas and Hizzoner," FrontPageMagazine.com, March 5, 2003
[3] ajwhitehead@anti-cair-net.org 13nov2005
[4]. ibid
[5] Dhimmi Watch, Feb 28, 2005: D. C. Watson: CAIR's Perpetual Twists and Turns
[6] Sheikh Omar Abdel Rahman, quoted in Benjamin and Simon, "The Age of Sacred Terror", pp 16-17
[7] "The Al Qaeda connection" by Paul L. Williams p171
[8] Excerpts from: "The Danger Within" by Dr. Daniel Pipes (http://www.danielpipes.org/article/77)
[9] "Stop Aid and Comfort for Patrons of Terror" by Steven Emerson (http://www.freeman.org/m_online/sep96/emerson.htm)
[10] http://www.frontpagemag.com/articles/ReadArticle.asp?ID=7098
[11] "The Al Qaeda connection" by Paul L. Williams p171
[12] "Preachers of Hate" by Kenneth R. Timmerman, p. 9
[13] "The Politically Incorrect Guide to Islam (and the Crusades)" by Robert Spencer, p. 190
[14] Assessing Qur'anic Translations" by Khaleel Mohammed in the Middle East Quarterly, Spring 2005.
[15] "When Muslims Convert" by Daveed Gartenstein-Ross in Commentary Magazine 2005

WSJ.com OpinionJournal
from THE WALL STREET JOURNAL Editorial Page

THE CENTURY AHEAD

It's the Demography, Stupid

The real reason the West is in danger of extinction.

BY MARK STEYN

Most people reading this have strong stomachs, so let me lay it out as baldly as I can: Much of what we loosely call the Western world will not survive this century, and much of it will effectively disappear within our lifetimes, including many if not most Western European countries. There'll probably still be a geographical area on the map marked as Italy or the Netherlands--*probably*--just as in Istanbul there's still a building called St. Sophia's Cathedral. But it's not a cathedral; it's merely a designation for a piece of real estate. Likewise, Italy and the Netherlands will merely be designations for real estate. The challenge for those who reckon Western civilization is on balance better than the alternatives is to figure out a way to save at least some parts of the West.

One obstacle to doing that is that, in the typical election campaign in your advanced industrial democracy, the political platforms of at least one party in the United States and pretty much all parties in the rest of the West are largely about what one would call the secondary impulses of society--government health care, government day care (which Canada's thinking of introducing), government paternity leave (which Britain's just introduced). We've prioritized the secondary impulse over the primary ones: national defense, family, faith and, most basic of all, reproductive activity--"Go forth and multiply," because if you don't you won't be able to afford all those secondary-impulse issues, like cradle-to-grave welfare.

Americans sometimes don't understand how far gone most of the rest of the developed world is down this path: In the Canadian and most Continental cabinets, the defense ministry is somewhere an ambitious politician passes through on his way up to important jobs like the health department. I don't think Don Rumsfeld would regard it as a promotion if he were moved to Health and Human Services.

The design flaw of the secular social-democratic state is that it requires a religious-society birthrate to sustain it. Post-Christian hyperrationalism is, in the objective sense, a lot less rational than Catholicism or Mormonism. Indeed, in its reliance on immigration to ensure its future, the European Union has adopted a 21st-century variation on the strategy of the Shakers, who were forbidden from reproducing and thus could increase their numbers only by conversion. The problem is that

Mosque on Elm Street. But for whatever reason he couldn't fit it into his hectic schedule. Ontario's citizenship minister did show up at a mosque, but the imams took that as a great insult, like the Queen sending Fergie to open the Commonwealth Games. So the premier of Ontario had to hold a big meeting with the aggrieved imams to apologize for not going to a mosque and, as the Toronto Star's reported it, "to provide them with reassurance that the provincial government does not see them as the enemy."

Anyway, the get-me-to-the-mosque-on-time fever died down, but it set the tone for our general approach to these atrocities. The old definition of a nanosecond was the gap between the traffic light changing in New York and the first honk from a car behind. The new definition is the gap between a terrorist bombing and the press release from an Islamic lobby group warning of a backlash against Muslims. In most circumstances, it would be considered appallingly bad taste to deflect attention from an actual "hate crime" by scaremongering about a purely hypothetical one. Needless to say, there is no campaign of Islamophobic hate crimes. If anything, the West is awash in an epidemic of self-hate crimes. A commenter on Tim Blair's Web site in Australia summed it up in a note-perfect parody of a Guardian headline: "Muslim Community Leaders Warn of Backlash from Tomorrow Morning's Terrorist Attack." Those community leaders have the measure of us.

Radical Islam is what multiculturalism has been waiting for all along. In "The Survival of Culture," I quoted the eminent British barrister Helena Kennedy, Queen's Counsel. Shortly after September 11, Baroness Kennedy argued on a BBC show that it was too easy to disparage "Islamic fundamentalists." "We as Western liberals too often are fundamentalist ourselves," she complained. "We don't look at our own fundamentalisms."

Well, said the interviewer, what exactly would those Western liberal fundamentalisms be? "One of the things that we are too ready to insist upon is that we are the tolerant people and that the intolerance is something that belongs to other countries like Islam. And I'm not sure that's true."

Hmm. Lady Kennedy was arguing that our tolerance of our own tolerance is making us intolerant of other people's intolerance, which is intolerable. And, unlikely as it sounds, this has now become the highest, most rarefied form of multiculturalism. So you're nice to gays and the Inuit? Big deal. Anyone can be tolerant of fellows like that, but tolerance of intolerance gives an even more intense *frisson* of pleasure to the multiculti masochists. In other words, just as the AIDS pandemic greatly facilitated societal surrender to the gay agenda, so 9/11 is greatly facilitating our surrender to the most extreme aspects of the multicultural agenda.

For example, one day in 2004, a couple of Canadians returned home, to Lester B. Pearson International Airport in Toronto. They were the son and widow of a fellow called Ahmed Said Khadr, who back on the Pakistani-Afghan frontier was known as "al-Kanadi." Why? Because he was the highest-ranking Canadian in al Qaeda--plenty of other Canucks in al Qaeda, but he was the Numero Uno. In fact, one could argue that the Khadr family is Canada's principal contribution to the war on terror. Granted they're on the wrong side (if you'll forgive my being judgmental) but no can argue that they aren't in the thick of things. One of Mr. Khadr's sons was captured in Afghanistan after killing a U.S. Special Forces medic. Another was captured and held at Guantanamo. A third blew himself up while killing a Canadian soldier in Kabul. Pa

responsibilities of life--child-raising, taking care of your elderly parents--has profoundly changed the relationship between the citizen and the state. At some point--I would say socialized health care is a good marker--you cross a line, and it's very hard then to persuade a citizenry enjoying that much government largesse to cross back. In National Review recently, I took issue with that line Gerald Ford always uses to ingratiate himself with conservative audiences: "A government big enough to give you everything you want is big enough to take away everything you have." Actually, you run into trouble long before that point: A government big enough to give you everything you want still isn't big enough to get you to give anything back. That's what the French and German political classes are discovering.

Go back to that list of local conflicts I mentioned. The jihad has held out a long time against very tough enemies. If you're not shy about taking on the Israelis, the Russians, the Indians and the Nigerians, why wouldn't you fancy your chances against the Belgians and Danes and New Zealanders?

So the jihadists are for the most part doing no more than giving us a prod in the rear as we sleepwalk to the cliff. When I say "sleepwalk," it's not because we're a blasé culture. On the contrary, one of the clearest signs of our decline is the way we expend so much energy worrying about the wrong things. If you've read Jared Diamond's bestselling book "Collapse: How Societies Choose to Fail or Succeed," you'll know it goes into a lot of detail about Easter Island going belly up because they chopped down all their trees. Apparently that's why they're not a G-8 member or on the U.N. Security Council. Same with the Greenlanders and the Mayans and Diamond's other curious choices of "societies." Indeed, as the author sees it, pretty much every society collapses because it chops down its trees.

Poor old Diamond can't see the forest because of his obsession with the trees. (Russia's collapsing even as it's undergoing reforestation.) One way "societies choose to fail or succeed" is by choosing what to worry about. The Western world has delivered more wealth and more comfort to more of its citizens than any other civilization in history, and in return we've developed a great cult of worrying. You know the classics of the genre: In 1968, in his bestselling book "The Population Bomb," the eminent scientist Paul Ehrlich declared: "In the 1970s the world will undergo famines--hundreds of millions of people are going to starve to death." In 1972, in their landmark study "The Limits to Growth," the Club of Rome announced that the world would run out of gold by 1981, of mercury by 1985, tin by 1987, zinc by 1990, petroleum by 1992, and copper, lead and gas by 1993.

None of these things happened. In fact, quite the opposite is happening. We're pretty much awash in resources, but we're running out of people--the one truly indispensable resource, without which none of the others matter. Russia's the most obvious example: it's the largest country on earth, it's full of natural resources, and yet it's dying--its population is falling calamitously.

The default mode of our elites is that anything that happens--from terrorism to tsunamis--can be understood only as deriving from the perniciousness of Western

"Replacement" fertility rate--i.e., the number you need for merely a stable population, not getting any bigger, not getting any smaller--is 2.1 babies per woman. Some countries are well above that: the global fertility leader, Somalia, is 6.91, Niger 6.83, Afghanistan 6.78, Yemen 6.75. Notice what those nations have in common?

Scroll way down to the bottom of the Hot One Hundred top breeders and you'll eventually find the United States, hovering just at replacement rate with 2.07 births per woman. Ireland is 1.87, New Zealand 1.79, Australia 1.76. But Canada's fertility rate is down to 1.5, well below replacement rate; Germany and Austria are at 1.3, the brink of the death spiral; Russia and Italy are at 1.2; Spain 1.1, about half replacement rate. That's to say, Spain's population is halving every generation. By 2050, Italy's population will have fallen by 22%, Bulgaria's by 36%, Estonia's by 52%. In America, demographic trends suggest that the blue states ought to apply for honorary membership of the EU: In the 2004 election, John Kerry won the 16 with the lowest birthrates; George W. Bush took 25 of the 26 states with the highest. By 2050, there will be 100 million fewer Europeans, 100 million more Americans--and mostly red-state Americans.

As fertility shrivels, societies get older--and Japan and much of Europe are set to get older than any functioning societies have ever been. And we know what comes after old age. These countries are going out of business--unless they can find the will to change their ways. Is that likely? I don't think so. If you look at European election results--most recently in Germany--it's hard not to conclude that, while voters are unhappy with their political establishments, they're unhappy mainly because they resent being asked to reconsider their government benefits and, no matter how unaffordable they may be a generation down the road, they have no intention of seriously reconsidering them. The Scottish executive recently backed down from a proposal to raise the retirement age of Scottish public workers. It's presently 60, which is nice but unaffordable. But the reaction of the average Scots worker is that that's somebody else's problem. The average German worker now puts in 22% fewer hours per year than his American counterpart, and no politician who wishes to remain electorally viable will propose closing the gap in any meaningful way.

This isn't a deep-rooted cultural difference between the Old World and the New. It dates back all the way to, oh, the 1970s. If one wanted to allocate blame, one could argue that it's a product of the U.S. military presence, the American security guarantee that liberated European budgets: instead of having to spend money on guns, they could concentrate on butter, and buttering up the voters. If Washington's problem with Europe is that these are not serious allies, well, whose fault is that? Who, in the years after the Second World War, created NATO as a postmodern military alliance? The "free world," as the Americans called it, was a free ride for everyone else. And having been absolved from the primal responsibilities of nationhood, it's hardly surprising that European nations have little wish to reshoulder them. In essence, the lavish levels of public health care on the Continent are subsidized by the American taxpayer. And this long-term softening of large sections of the West makes them ill-suited to resisting a primal force like Islam.

There is no "population bomb." There never was. Birthrates are declining all over the world--eventually every couple on the planet may decide to opt for the Western yuppie model of one designer baby at the age of 39. But demographics is a game of last man standing. The groups that succumb to demographic apathy last will have a

invocation, drizzled like syrup over everything from the Kosovo war to highway appropriations. But most of the rest of the West can't even steal his lame bromides: A society that has no children has no future.

Permanence is the illusion of every age. In 1913, no one thought the Russian, Austrian, German and Turkish empires would be gone within half a decade. Seventy years on, all those fellows who dismissed Reagan as an "amiable dunce" (in Clark Clifford's phrase) assured us the Soviet Union was likewise here to stay. The CIA analysts' position was that East Germany was the ninth biggest economic power in the world. In 1987 there was no rash of experts predicting the imminent fall of the Berlin Wall, the Warsaw Pact and the USSR itself.

Yet, even by the minimal standards of these wretched precedents, so-called post-Christian civilizations--as a prominent EU official described his continent to me--are more prone than traditional societies to mistake the present tense for a permanent feature. Religious cultures have a much greater sense of both past and future, as we did a century ago, when we spoke of death as joining "the great majority" in "the unseen world." But if secularism's starting point is that this is all there is, it's no surprise that, consciously or not, they invest the here and now with far greater powers of endurance than it's ever had. The idea that progressive Euro-welfarism is the permanent resting place of human development was always foolish; we now know that it's suicidally so.

To avoid collapse, European nations will need to take in immigrants at a rate no stable society has ever attempted. The CIA is predicting the EU will collapse by 2020. Given that the CIA's got pretty much everything wrong for half a century, that would suggest the EU is a shoo-in to be the colossus of the new millennium. But even a flop spook is right twice a generation. If anything, the date of EU collapse is rather a cautious estimate. It seems more likely that within the next couple of European election cycles, the internal contradictions of the EU will manifest themselves in the usual way, and that by 2010 we'll be watching burning buildings, street riots and assassinations on American network news every night. Even if they avoid that, the idea of a childless Europe ever rivaling America militarily or economically is laughable. Sometime this century there will be 500 million Americans, and what's left in Europe will either be very old or very Muslim. Japan faces the same problem: Its population is already in absolute decline, the first gentle slope of a death spiral it will be unlikely ever to climb out of. Will Japan be an economic powerhouse if it's populated by Koreans and Filipinos? Very possibly. Will Germany if it's populated by Algerians? That's a trickier proposition.

Best-case scenario? The Continent winds up as Vienna with Swedish tax rates.

Worst-case scenario: Sharia, circa 2040; semi-Sharia, a lot sooner--and we're already seeing a drift in that direction.

In July 2003, speaking to the U.S. Congress, Tony Blair remarked: "As Britain knows, all predominant power seems for a time invincible but, in fact, it is transient. The question is: What do you leave behind?"

"Women have so much to lose. I mean, we could lose the right to our bodies. . . . If you think that rape should be legal, then don't vote. But if you think that you have a right to your body," she advised Oprah's viewers, "then you should vote."

Poor Cameron. A couple of weeks later, the scary people won. She lost all rights to her body. Unlike Alec Baldwin, she couldn't even move to France. Her body was grounded in Terminal D.

But, after framing the 2004 presidential election as a referendum on the right to rape, Miss Diaz might be interested to know that men enjoy that right under many Islamic legal codes around the world. In his book "The Empty Cradle," Philip Longman asks: "So where will the children of the future come from? Increasingly they will come from people who are at odds with the modern world. Such a trend, if sustained, could drive human culture off its current market-driven, individualistic, modernist course, gradually creating an anti-market culture dominated by fundamentalism--a new Dark Ages."

Bottom line for Cameron Diaz: There are worse things than John Ashcroft out there.

Mr. Longman's point is well taken. The refined antennae of Western liberals mean that whenever one raises the question of whether there will be any Italians living in the geographical zone marked as Italy a generation or three hence, they cry, "Racism!" To fret about what proportion of the population is "white" is grotesque and inappropriate. But it's not about race, it's about culture. If 100% of your population believes in liberal pluralist democracy, it doesn't matter whether 70% of them are "white" or only 5% are. But if one part of your population believes in liberal pluralist democracy and the other doesn't, then it becomes a matter of great importance whether the part that does is 90% of the population or only 60%, 50%, 45%.

Since the president unveiled the so-called Bush Doctrine--the plan to promote liberty throughout the Arab world--innumerable "progressives" have routinely asserted that there's no evidence Muslims want liberty and, indeed, that Islam is incompatible with democracy. If that's true, it's a problem not for the Middle East today but for Europe the day after tomorrow. According to a poll taken in 2004, over 60% of British Muslims want to live under Shariah--in the United Kingdom. If a population "at odds with the modern world" is the fastest-breeding group on the planet--if there are more Muslim nations, more fundamentalist Muslims within those nations, more and more Muslims within non-Muslim nations, and more and more Muslims represented in more and more transnational institutions--how safe a bet is the survival of the "modern world"?

Not good.

"What do you leave behind?" asked Tony Blair. There will only be very few and very old ethnic Germans and French and Italians by the midpoint of this century. What will they leave behind? Territories that happen to bear their names and keep up some of the old buildings? Or will the dying European races understand that the only legacy that matters is whether the peoples who will live in those lands after them are reconciled to pluralist, liberal democracy? It's the demography, stupid. And, if they can't muster the will to change course, then "What do you leave behind?" is the only question that matters.

The Holy Qur'an and what it states about Jews (and Christians and others that do not believe in Islam, and other religions besides Islam)

This is included because Islam teaches that the Holy Qur'an is the literal word of God (Allah), as it was given by the Angel Gabriel to his (Allah's) Prophet, Muhammad. As the literal word of God, the Holy Qur'an is unaltered, immutable, and is to be interpreted literally, not allegorically. It is the last, perfect, revelation to Humanity, and is to be revered , believed, and followed exactly as it is written. The early Suras (verses), provided to Muhammad in Mecca, are relatively peaceful, but the later Suras, provided to Muhammad after he fled to Medina and became a warlord, are the warlike ones that promote hatred and eternal warfare against unbelievers.

If there is a contradiction within the Qur'an, of which there are many, the decision of which one to believe, or which one takes precedence over which one, i.e. which supersedes which, is determined by the Chronological order of the Suras. This is the practice of Naskh, which is widely recognized and taught by all the main branches of Islamic jurisprudence, both in the Sunni and Shia Sects, which comprise over 95% of all Muslims worldwide. The practice of naskh means the later Suras supersede the earlier Suras if there is any conflict.[1]

The chronological order of the Suras, as opposed to the traditional order of the Suras in the Holy Qur'an, which is from longest to shortest, is listed in the enclosed attachment titled "Summary of Holy Qur'an Details – Suras in Chronological Order". Suras 2, 3, 4, 5, 8, 60, and 9 are all late Suras revealed in Medina, with Sura 9 being the next to last, and the only one which does not start with the words "In the name of Allah, Most Gracious, Most Merciful." The Allah of Sura 9 is anything but most gracious, most merciful.

It is often stated that Islam states that "There is no Compulsion in Religion", and that this is an overriding rule of mainstream Islam, as opposed to the radical beliefs of al-Qaeda, etc. There are two salient items regarding this statement. First, following is the entire Sura.

Sura 2:256

> There is no compulsion in religion. Verily, the Right Path has become distinct from the wrong path. Whoever disbelieves in *Taghut* [(2)] and believes in Allah, then he has grasped the most trustworthy handhold that will never break. And Allah is All-Hearer, All-Knower.

Is the "Right Path" that of Islam, which believes in Allah, as opposed to "*Taghut*", which according to the footnote means "anything worshipped other than the Real God (Allah)". Thus, if you believe in other than Allah you are on the wrong Path? And that is not demeaning to non-Muslims?

Sura 2 is the first Sura written after Muhammad moved to Medina in 622 AD. Many years later Sura 9 was written. Therefore if there is a conflict between Sura 2 and Sura 9, Sura 9 supersedes Sura 2.

Sura 9:29

> Fight against those who ((1) believe not in Allah, (2) nor in the Last Day, (3) nor forbid that which has been forbidden by Allah and His Messenger (Muhammad). (4) and those who acknowledge not the religion of truth (i.e. Islam) among the people of the Scripture (Jews and Christians), until they pay the Jizyah (1) with willing submission, and feel themselves subdued.

In other words, there is compulsion in religion, the compulsion of the Islamic sword.

At the end of this article is a better explanation of what paying the Jizyah means. To pay it "with willing submission, and feel themselves subdued", means, actually including today in Lebanon and the West Bank, Baghdad, Egypt, and the other Muslim countries where indigent Christians and Jews still live, living as *Dhimmi*, or 2nd class citizens, for which the closest analogy in modern US lexicon is the Nazi concept of "untermenschen", or how blacks were treated and demeaned under the Jim Crow laws in Mississippi in 1900.

Pagans are often stated to be *al-Mushrikun*, or polytheists, and although this would seem to exclude the Jews, the Jews are included since the Holy Qur'an states that "the Jews say Ezra is the son of God" (Sura 9:30), a claim that corresponds to no known Jewish teaching or tradition. Christians, of course, are considered guilty of *shirk* - worshipping created beings - because of the doctrine of the Holy Trinity. Christians are also looked upon as polytheists by Muslims, once again due to the Holy Trinity.

Some Muslims would argue that these Suras are taken out of context. I disagree with that, having read the verses before and after those below, and, indeed, having read the entire Sura that each verse belongs in. If the Suras are out of context, then what context would they belong to? Please see the included article, "Bet You Can't Find 'Jihad' in the Koran" by Robert Spencer.

Muhammad received the Holy Qur'an through the Angel Gabriel approximately 600 years after Jesus walked the earth. Compare the New Testament, especially the Gospel, to the following Suras (verses) from the Holy Qur'an. As a more recent revelation from Allah than what Jesus taught, what happened to "turn the other cheek?"

Sura 3:181

> Indeed, Allah has heard the statement of those (Jews) who say: "Truly, Allah is poor and we are rich!" We shall record what they have said and their killing of the

Prophets unjustly, and We shall say: "Taste you the torment of the burning (Fire)."

Sura 4:46

Among those who are Jews, there are some who displace words from (their) right places and say: We hear your word (O Muhammad) and disobey," and "Hear and let you (O Muhammad) hear nothing." And *Raina*[1] with a twist of their tongues and as a mockery of the religion (Islam). And if only they had said: "We hear and obey", and "Do make us understand," it would have been better for them, and more proper; but Allah has cursed them for their disbelief, so they believe not except a few.

[1] *Raina*: means in Arabic "Be careful, listen to us, and we listen to you", whereas in Hebrew, it means "an insult". (Footnote from the Noble Qur'an) (The 1 here does not affect the footnotes.)

These preceding Suras were due to the rejection of Muhammad and his teachings by the Jews around Medina. They rejected him because part of the Holy Qur'an covers the history of the Jews similar to the Bible and Torah, but incompletely. There are many huge gaps and there are many Suras which disagree with the Bible and Torah on numerous details small and large. The Jews did not feel that Mohammad was offering them anything of any value, and they resented his statements that the Holy Qur'an is the final and perfect word of God, superseding the Bible and Torah. Muhammad and the Holy Qur'an also state that the Holy Qur'an has been given in perfect form to others throughout history, but previous versions were lost or corrupted beyond recognition, leaving the Torah and the Bible as the two remaining but corrupted version. Who was given the Holy Qur'an previous to Muhammad and what the corrupted parts of the Bible and Torah are, and exactly how they are corrupted, is not stated. The Jews felt that Muhammad was proselytizing an incomplete and unfair religion that offered the Jew nothing and that in fact, in places, demeaned them. This was before the preceding and that which follows became part of the Holy Qur'an and thus the literal word of God. Sura 2:75 and 5:13 immediately below illustrates the corruption concept.

Sura 2:75; CF, verses 76-79

...a party of them (Jewish rabbis) used to hear the Word of Allah [the Taurat (Torah)], then they used to change it knowingly after they understood it.

Sura 5:13 (partial)

So, because of their breach of their covenant, We curse them and made their hearts grow hard.
They [the Jews] change the words from their (right)

places and have abandoned a good part of the Message that was sent to them.

Sura 5:78

Those among the Children of Israel who disbelieved Were cursed by the tongue of Dawud (David) and Isa (Jesus), son of Maryam (Mary). That was because they disobeyed (Allah and the Messengers) and were ever transgressing beyond bounds.

The following three Suras curse the Jews and proclaim that they either are or have been transformed into monkeys and swines.

Sura 7:166

So when they [the Jews] exceeded the limits of what they were prohibited, We said to them: "Be you monkeys, despised and rejected."

Sura 5:60 (partial)

Shall I inform you of something worse than that, regarding the recompense form Allah: those (Jews) who incurred the Curse of Allah and His Wrath, and those of whom (some) He transformed into monkeys and swines, ...

Sura 2:65

And indeed you knew those amongst you [children of Israel] who transgressed in the matter of the Sabbath (i.e. Saturday). We said to them: "Be you monkeys, despised and rejected."

Sura 2:91 (partial)

..."Why then have you killed the Prophets of Allah aforetime, if you indeed have been believers?"

Sura 5:70-71 (partial)

Verily, We took the covenant of the Children of Israel and sent messengers to them. Whenever there came to them a Messenger with what they themselves desired not, -- a group of them they called liars, and others among them they killed.

> They thought there would be no Fitnah (trial or punishment), so they became blind and deaf...

Sura 5:82 (partial)

> Verily, you will find the strongest among men in enmity to the believers (Muslims) the Jews and those who are Al-Mushrikun [idolators, polytheists, disbelievers in the Oneness of Allah, pagans]...

Sura 2:120 (partial)

> Never will the Jews nor the Christians be pleased with you (O Muhammad) till you follow their religion. ...

Surah 5:64; (partial) CF. Verse 67

> ...We have put enmity and hatred amongst them [the Jews] till the Day of Resurrection. Every time they kindled the fire of war, Allah extinguished it; and they (ever) strive to make mischief on the earth.

The preceding Sura 5:64 espouses the idea that Jews are behind all wars and is the view that is propagated throughout the Islamic world. Following is an excerpt from the covenant of Hamas, Article 22 which is the Saudi Arabian funded and supported terrorist group that would be happy to totally destroy Israel and drive the 5,000,000 Jews into the sea, as would Iran and its funded and supported terrorist group, Hezbollah. This desire for the genocide of the Jews in Israel is also part of the PLO Charter.

> ...They [the jews] stood behind World War I...and formed the League of Nations through which they could rule the world. They were behind World War II, through which they made huge financial gains...There is no war going on anywhere without them having their finger in it.

From the Preamble to the Hamas Covenant (the entire Covenant can be viewed at: http://www.yale.edu/lawweb/avalon/mideast/hamas.htm).

> Israel will exist and will continue to exist until Islam will obliterate it, just as it obliterated others before it" (The Martyr, Imam Hassan al-Banna, of blessed memory).

What al-Banna and Hamas are referring to are the eradication of the last of the Crusader States in the years 1287 – 1291, which resulted in the death of approximately

150,000 Christians as one sea side city after another was besieged, defeated, and the remaining inhabitants were slaughtered by the Egyptian Mamluk Muslim armies. On a larger scale, they are speaking about the total defeat of the Crusades, starting at the battle of Hattin in 1187 which Saladin won over the armies of the Kingdom of Jerusalem, and ending in the slaughters in 1291.[2]

A Hadith is a statement purportedly by the Prophet Muhammad, that he himself said, not the word of God told by the Angel Gabriel to Muhammad that make up the Holy Qur'an. The Hadith are the second most Holy of all documents in Islam, after only the Holy Qur'an. There are six main collections of these Hadith within the Sunni beliefs, and several are also accepted by the Shia. A Hadith by al-Bukhari and Moslem which is also in the covenant of Hamas in Article 7.

> "The Day of Judgement will not come about until Moslems fight the Jews (killing the Jews), when the Jew will hide behind stones and trees. The stones and trees will say O Moslems, O Abdulla, there is a Jew behind me, come and kill him. Only the Gharkad tree (evidently a kind of tree) would not do that because it is one of the trees of the Jews."

The Holy Qur'an also condemns Christians and Jews for saying "Allah" has a son. The holy Qur'an claims that the Jews call Ezra the son of God, which is an absolutely false statement regarding the beliefs of Judaism.

Sura 9:30; CF. 5:73; 4:159

> And the Jews say: 'Uzair (Ezra) is the son of Allah, and the Christians say: Messiah is the son of Allah. That is their saying with their mouths, resembling the saying of those who disbelieved aforetime. Allah's Curse be on them, how they are deluded away from the truth!

The Holy Qur'an condemns Jews and Christians for saying they are the children of God. In Islam it is blasphemy to say "I am a child of God."

Sura 5:18 (partial)

> And (both) the Jews and the Christians say: "We are the children of Allah and His loved ones." Say: "Why then does He punish you for your sins?" Nay, you are but human beings of those He has created...

The Quran says that Jews are cursed because they accused Allah of having a "weak hand".

Sura 5:64 (partial)

> The Jews say: Allah's hand is tied up (i.e. He does not give and spend of His Bounty)." Be their hands tied up and be they accursed for what they uttered. …

The Quran says that Jewish people claim to have killed the Messiah. This is nonsense, as Jesus was not the Messiah to the Jews and they did not believe that the Messiah had yet come, so the Jews did not and could not proclaim that they had killed the Messiah. This verse, as well as others, proclaims that Jesus was neither crucified nor resurrected.

Sura 4:157 (partial)

> And because of their [the Jews] saying (in boast), "We killed Messiah 'Isa (Jesus), son of Maryam (Mary), the Messenger of Allah," – but they killed him not, nor crucified him, but it appeared so to them [the resemblance of 'Isa (Jesus) was put over another man (and they killed that man)]…

The Holy Qur'an says that Jews are not to be taken as friends.

Sura 60:13 (partial)

> O you who believe! Take not as friends the people who incurred the Wrath of Allah (i.e. the Jews). Surely, they have despaired of (receiving any good in) the Hereafter. …

The Holy Qur'an says that Muslims should never take non-Muslims as supporters.

Sura 3:28 (partial)

> Let not the believers take the disbelievers as *Auliya* (supporters, helpers) instead of the believers, and whoever does that, will never be helped by Allah in any way, except if you indeed fear a danger from them. …

Sura 5:51

> O you who believe! Take not the Jews and the Christians as *Auliya'* (friends, protectors, helpers), they are but *Auliya'* of each other. And if any amongst you takes them (as *Auliya'*), then surely, he is one of them. Verily, Allah guides not those people who are the *Zalimun* (polytheists and wrongdoers and unjust).

Sura 3:118

> O you who believe! Take not as (your)
> Bitanah (advisors, consultants, protectors, helpers,
> friends) those outside your religion (pagans, Jews,
> Christians, and hypocrites) since they will not fail
> to do their best to corrupt you. They desire to
> harm you severely. Hatred has already appeared
> from their mouths, but what their breasts conceal
> is far worse. Indeed We have made plain to you
> the *Ayat* (proofs, evidence, verses) if you
> understand.

Sura 9:28

> O you who believe (in Allah's Oneness and
> in His Messenger Muhammad)! Verily, the
> *Mushrikun* (polytheists, pagans, idolators,
> disbelievers in the Oneness of Allah, and in the
> Message of Muhammad) are *Najasun* (impure).

During the early days of the formation of Islam by Muhammad, he had them face Jerusalem when they did their prayers (this is not mentioned in the Qur'an), but after being angered by the Jews, he changed that to facing towards Mecca.

Sura 2:149

> And from wheresoever you start forth (for prayers),
> Turn your face in the direction of *Al-Masjid-al-Haram*
> (at *Makkah*), that is indeed the truth from your Lord.
> And Allah is not unaware of what you do.

The Holy Qur'an does threaten Jews and Christians and all non-Muslims, and threatens and commands that all other religions must be destroyed..

Sura 4:47

> O you who have been given the Scripture (Jews and
> Christians)! Believe in what We have revealed (to
> Muhammad) confirming what is (already) with you,
> before We efface faces (by making them like the back of
> necks; without nose, mouth, eyes) and turn them hind-
> wards, or curse them as We cursed the Sabbath-breakers.
> And the commandment of Allah is always executed.

Sura 9:5 – the infamous "the verse of the sword."

> ...then kill the Mushrikun [unbelievers] wherever you find them, and capture them and besiege them, and lie in wait for them in each and every ambush, But if they repent[by rejecting *Shirk* (polytheism) and accept Islamic Monotheism] and perform *As-Salat* (*Iqamat-as-Salat*) [the five ritual prayers per day], and give *Zakat* [alms], then leave their way free. Verily, Allah is Oft-Forgiving, Most Merciful.

Sura 9:14-15

> Fight against them so that Allah will punish them by your hands and disgrace them and give you victory over them and heal the breasts of a believing people,
>
> And remove the anger of their (believers') hearts. Allah accepts the repentance of whom He wills. Allah is All-Knowing, All-Wise.

Sura 8:39

> And fight them until there is no more *Fitnah* (disbelief and polytheism, i.e. worshipping others besides Allah) and the religion (worship) will be for Allah Alone [in the whole of the world]. But if they cease (worshipping others besides Allah), then certainly, Allah is All-Seer of what they do.

Sura 9:29

> Fight against those who ((1) believe not in Allah, (2) nor in the Last Day, (3) nor forbid that which has been forbidden by Allah and His Messenger (Muhammad). (4) and those who acknowledge not the religion of truth (i.e. Islam) among the people of the Scripture (Jews and Christians), until they pay the Jizyah (1) with willing submission, and feel themselves subdued.

The Hadith according to Sahih Muslim, book 19, no. 4294, which clarifies and supports Sura 9:29 quoted above.

> Fight in the name of Allah and in the way of Allah. Fight against those who disbelieve in Allah. Make a holy war; do not embezzle the spoils; do not break your pledge; and do not mutilate (the dead) bodies; do not kill the children. When you meet your enemies who are polytheists, invite them to three courses of action. If they respond to any one of these you also accept it and withhold and withhold yourself

> from doing them any harm. Invite them to (accept) Islam; If they refuse to accept Islam, demand from them the Jizya (special poll tax). If they agree to pay, accept it from them and hold off your hands. If they refuse to pay the tax, seek Allah's help and fight them.

The Jizyah is frequently paid in a humiliating public ceremony which often involved blows to the head or neck.[4] Per the seminal Arabic lexicographer, E. W. Lane, based on the careful analysis of the etymology of the term,

> "The tax that is taken from the free non-Muslim subjects of a Muslim government whereby they ratify the compact that assures them protection, **as though it were compensation for not being slain**."[4]

fpw 21OCT2005 (modified 19FEB2006)

Note: Many (but not all) of the statements made in this article between the Suras are from "The Unfinished Battle – Islam and the Jews" by Mark A. Gabriel, PhD., chapters 13, 14, 15, and 16. The opening statements, and the longer statements between the Suras are mine.

The quotes from the Holy Qur'an are from the Noble Qur'an, which is the current Saudi Arabian Wahhabi Sect approved version.[3] This is available from Amazon.com and others. I have fact-checked Gabriel's quotes with my Noble Qur'an, and I find them absolutely accurate, with a few minor additions (expansions of) to the quotes, and a few additional notes that I felt were desired. I added the quote from the Hamas Covenant about killing Jews, plus Sura 9:5, 9:29, and Hadith no 4294 from Sahih Muslim, plus miscellaneous other information.

[1] "Islam and Terrorism" by Mark A. Gabriel, PH.D., P 30

[2] Information from "A History of the Crusades" volumes I, II, and III by Steven Runciman; "A concise History of the Crusades" by Thomas F. Madden, "The Crusades – A Short History" by Jonathan Riley-Smith.

[3] "Assessing Qur'anic Translations" by Khaleel Mohammed in the Middle East Quarterly, Spring 2005.

[4] " 'Democrats' for Jihad" by Andrew G. Bostom, FPM 04JAN2006

IMPROVE CAFE TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 30+ years ($120 Billion+) to build mosques, Madrasses and Islamic centers in the US and globally. If Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Members of the Saudi Royal Family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda..

Whereas: Sheikh Kabbani stated to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. 2004 that 85% are preaching Wahhabism.

Whereas: Western Europe will be Islamic before 2100. They will be "an Islamist threat like the Nazis" to Eastern Europe and America.. The demographics for Canada state it will be Wahhabist Islamic before 2100 also. Shortly after Islam rules Europe, they will start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists.

Whereas: Saudi Arabia is not our friend or ally, and has not been since 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam.

Whereas: Since the Government of the US has abdicated its responsibility to protect and defend its citizens, it is incumbent that the citizens of the US start the effort to stop buying oil from Saudi Arabia immediately.

Resolved: That Visteon will petition the US Gov't. for radically improved CAFE standards for light duty trucks and cars. A standard of 30 mpg for light trucks and 33 for cars will be achieved by July 2007. The CAFE for light trucks and cars will be 35 mpg by July, 2008, and the CAFE rule will be 40 mpg for all vehicles by 2010.

Resolved: That Visteon will lead the effort to enroll the help of the US Gov't. and the auto industry in achieving Thomas Friedman's "moon shot" for cars that will free the US from the need for oil from these radical Islamist countries.

Resolved: That Visteon will lead the effort to spread this technology to Europe, India, China, Japan, and the world so that it can be freed from supporting terrorism and the terrorist states of Saudi Arabia and Iran.

Visteon

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE:	WEDNESDAY, MAY 11, 2005
TIME:	11:00 AM EASTERN DAYLIGHT TIME
LOCATION:	HOTEL DU PONT 11th & MARKET STREETS WILMINGTON, DELAWARE USA

To Visteon Stockholders,

We invite you to attend our 2005 Annual Meeting of Stockholders at the Hotel du Pont. At this meeting, you and the other stockholders will be able to vote on the following proposals, together with any other business that may properly come before the meeting:

1. *Elect three directors to the Board of Directors for three-year terms.* The Board has nominated for re-election Marla C. Gottschalk, William H. Gray, III, and James D. Thornton, all current directors.

2. *Ratify the appointment of PricewaterhouseCoopers LLP as the company's independent auditors for fiscal year 2005.* PricewaterhouseCoopers LLP served in this same capacity in fiscal year 2004.

3. *If presented, consideration of a shareholder proposal relating to annual election of Directors.*

You may vote on these proposals in person or by proxy. If you cannot attend the meeting, we urge you to vote by proxy, so that your shares will be represented and voted at the meeting in accordance with your instructions. (See the attached proxy statement for details on voting by proxy.) Of course, if you attend the meeting, you may withdraw your proxy and vote your shares. Only stockholders of record at the close of business on March 15, 2005, will be entitled to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

Stacy L. Fox

STACY L. FOX
Secretary

Van Buren Township, Michigan
March 30, 2005

Other Matters

Neither the company nor its directors intend to bring before the Annual Meeting any matters other than the election of the three directors, the ratification of the company's independent auditors, and the consideration of a shareholder proposal. Also, they have no present knowledge that any other matters will be presented by others for action at the meeting.

2006 STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder proposals that are intended to be included in the company's proxy materials for the 2006 Annual Meeting must be presented pursuant to Securities and Exchange Commission Rule 14a-8 and received by the Secretary of the company no later than December 1, 2005.

A stockholder that intends to present business at the 2006 Annual Meeting other than pursuant to Rule 14a-8, which may not be included in the company's proxy materials, must comply with the requirements set forth in the company's By-Laws. Among other things, a stockholder must give written notice of its intent to bring business before the 2006 Annual Meeting to the company no later than December 1, 2005. However, if the date for the 2006 Annual Meeting is more than 30 calendar days prior to, or after, May 11, 2006, then such written notice must be received no later than the tenth day following the day on which we announce the annual meeting date to the public. This written notice must contain specified information as set forth in the company's By-Laws.

You may recommend any person to be a director by writing to the Secretary of the company. The deadlines for submitting written notice nominating a director is the same as that set forth above for other matters proposed to be presented at the 2006 Annual Meeting. This notice also must include, among other things, the name, age, address, occupations and stockholdings of the proposed nominee.

To the extent permitted, the company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

MISCELLANEOUS

The company has adopted a code of business conduct and ethics entitled, "A Pledge of Integrity", which is applicable to the directors and all employees of the company, including the principal executive officer, the principal financial officer and the principal accounting officer. A copy of the ethics policy as well as Corporate Governance Guidelines and Board Committee Charters are available on our website at *www.visteon.com*, by contacting our Shareholder Relations department in writing at One Village Center Drive, Van Buren Township, MI 48111; by phone (877) 367-6092; or via email at vcstock@visteon.com.

Visteon's 2004 Annual Report, including its Annual Report on Form 10-K for the year ended December 31, 2004 (and consolidated financial statements), is being mailed to you with this proxy. **Stockholders may obtain, at no charge, an additional copy of our Annual Report on Form 10-K for the year ended December 31, 2004, including exhibits thereto, by contacting our Shareholder Relations department in writing at One Village Center Drive, Van Buren Township, MI 48111; by phone (877) 367-6092; or via email at *vcstock@visteon.com.*** Our periodic and current reports, including our Annual Report on Form 10-K, and any amendments thereto are also available through our internet website at www.visteon.com/investors.

Securities and Exchange Commission rules allow us to send a single set of our annual report and proxy statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. These rules benefit both you and Visteon. It reduces the volume of duplicate information received at your household and helps to reduce Visteon's printing and mailing expenses. Each stockholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of disclosure documents for this year, but you would prefer to receive your own copy, please contact our transfer agent, The Bank of New York, by calling their toll free number, (877) 881-5962.

Visteon®

John Donofrio
Senior Vice President and General Counsel

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111 USA
Phone: 734-710-7130
Fax: 734-710-7132

See the possibilities®

April 24, 2006

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

Re: Visteon Corporation 2006 Annual Meeting
Stockholder Proposal

Dear Mr. Wilson:

Visteon Corporation received your shareholder proposal submitted with your April 17th letters. Your proposal was not submitted in time to be included at the 2006 Annual Meeting of Stockholders. The deadline for submitting proposals for the 2006 Annual meeting was December 1, 2005, as published in Visteon's prior year's proxy statement. We refer you to the Securities and Exchange Commission's Proxy Rule 14a-8(e), a copy of which is attached for your reference.

For the reasons stated above, we respectfully request that you withdraw your proposal for inclusion at the 2006 Annual Meeting of Stockholders. Otherwise, we will begin the formal process to exclude it. Please notify us within 14 days of receipt of this letter if you intend to withdraw your proposal.

Sincerely,

JD/jg

attachment

01MAY2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439
Tel: (810) 694-6628

RECEIVED
2006 MAY -2 PM 2:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

RE: Visteon Letter 26SPR 2006
2006 Visteon Corporation Proxy Statement
Stockholder Proposal From Mr. Fredrick P. Wilson
<u>Rule 14a-8(e)(2) – Untimely Submission</u>

This is a filing, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, regarding the Visteon Filing noted RE:, regarding my "Stockholder Proposal" and requesting the omission of the proposal from this years proxy statement.

I would like to apologize to the Securities and Exchange Commission for the letter from Mr. Ziparo (EXHIBIT A). Substantially identical informal submissions to DELPHI and Ford elicited no misunderstanding that what I submitted was NOT a formal submission for 2006. Pursuant to the letter I received from Mr. Donofrio (EXHIBIT B), I was offered 14 days to respond from 27APR2006, the date I received the letter, which I did through 1st class US Mail on 28APR2006 (EXHIBIT C).

Pursuant to my response to Mr. Donofrio (EXHIBIT C), I noted that in my letter to Visteon, the 2nd sentence of the 1st paragraph stated: "I would like to formally submit this proposal, but I do not currently own shares with a sufficient value" (EXHIBIT D). Therefore, I cannot retract or withdraw a proposal that I never formally submitted. My submission is, by definition, an informal submission, and I never expected that Visteon would even contemplate considering including this in the proxy statement, although if Visteon would do so out of the goodness of its heart that would be wonderful.

In line with the fact that this is an informal proposal for the 2006 stockholder meeting and for the knowledge of the Visteon Board and Senior Managers, I presume that Visteon would not want its female employees and the wives and daughters of its European Operations to not be called whores by roving Muslim teenagers and youths, and that Visteon would not want them gang raped by roving gangs of Young Muslim Males. I also presume that Visteon would not want the granddaughters and great-granddaughters of its employees in Canada and the USA to suffer the same catcalls and

gang rapes (see EXHIBITs E, F, and G). I also presume that Visteon would not want its female employees, wives, and daughters of employees in Europe and North America to be treated as 2nd class breeding stock by their spouses if they are Muslims (see EXHIBITs H and I).

The word "Taliban," as in the "Taliban leaders of Afghanistan before October, 2001", roughly translates as "students of a Wahhabi Islamic School". By that same standard, equivalents of the Taliban are being taught and trained in the USA, Canada, South America, Australia, and Europe, as well in Muslim countries around the globe, and I presume everyone already knows how execrably the Taliban treated Muslim women, without even contemplating how horridly they actually treated non-Muslim women that came within their reach.

I do believe I could document and prove to Visteon, as I have documented to the SEC through my formal proposal with GM, that the USA may lose the War Against Radical Islam, and that the path we are on today is headed in that direction.

I urge Visteon to implement my informal proposal.

One more time, I would like to apologize to the SEC for Visteon bothering you unnecessarily.

Sincerely yours,

Fredrick P. Wilson

Fredrick P. Wilson
Visteon Stockholder

cc: Visteon: Peter M. Ziparo
John Donofrio
Michael F. Johnston

DELPHI: Robert S. "Steve" Miller

Ford: William Clay Ford, Jr.

Enclosures: EXHIBIT A: Visteon Letter from Mr. Ziparo to the SEC – 2 pages

EXHIBIT B: Visteon letter from Mr. Donofrio to Mr. Wilson – 1 page

EXHIBIT C: Letter from Mr. Wilson to Visteon – Mr. Donofrio – 2 pages

EXHIBIT D: 17APR2006 Letter from Mr. Wilson to Visteon – Mr. Michael F. Johnston 2 pages

EXHIBIT E: "Muslim Gang Rapes and the Aussie Riots" 3 pages

EXHIBIT A

Visteon®

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

April 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2006 Visteon Corporation Proxy Statement
Stockholder Proposal From Mr. Fredrick P. Wilson
Rule 14a-8(e)(2) – Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal dated April 17, 2006 (the "Proposal") from Mr. Fredrick P. Wilson of Grand Blanc, Michigan (the "Proponent")(**See Exhibit A**).

Visteon believes that the Proposal may properly be omitted from the proxy materials for Visteon's annual meeting of stockholders scheduled to be held on May 10, 2006 (the "2006 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Visteon's proxy statement for its 2005 annual meeting was dated and released on March 30, 2005 (**See Exhibit B**). Pursuant to Rule 14a-8(e)(1), Visteon's proxy statement for its 2005 annual meeting informed stockholders that proposals for the 2006 Annual Meeting had to be received by December 1, 2005 to be considered for inclusion in Visteon's 2006 proxy statement (**See Exhibit B**).

The Proposal was received by Visteon on April 18, 2006, which was well after the December 1, 2005 deadline (and well after the printing and mailing of Visteon's 2006 proxy materials on or about March 30, 2006). As such, the Proposal is untimely and may be excluded from Visteon's proxy materials for its 2006 Annual Meeting. See, e.g., Oxford Health Plans, Inc. (May 12, 1999)(staff permitted the exclusion of a proposal received three weeks after mailing of proxy materials).

II. VISTEON REQUESTS A WAIVER OF THE 80 DAY RULE UNDER RULE 14a-8(j)(1) BECAUSE THE PROPOSAL WAS RECEIVED AFTER THE FILING DATE OF OUR 2006 PROXY MATERIALS.

Visteon filed its 2006 proxy materials on March 30, 2006. Because the Proposal was received by Visteon more than two weeks after the filing date for its 2006 proxy materials, Visteon submits that good cause exists for our filing of this request later than 80 days prior to the filing of our proxy materials. We, therefore, respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1). See, e.g., International Business Machines Corporation (March 7, 2006)(waiver of 80 day rule granted when proposal sent 31 days before anticipated filing date).

On April 24, 2006, Visteon sent the Proponent a notice indicating the procedural defect and advising him of our intent to exclude the Proposal from our proxy materials (**See Exhibit C**). We also are sending the Proponent a copy of this submission and the Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the staff. Thank you very much for your attention and interest in this matter.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

/dmb

Enclosures

Copy, with exhibits, to:

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

EXHIBIT B

Visteon®

See the possibilities®

John Donofrio
Senior Vice President and
General Counsel

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111 USA

Phone: 734-710-7130
Fax: 734-710-7132

April 24, 2006

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

Re: Visteon Corporation 2006 Annual Meeting
Stockholder Proposal

Dear Mr. Wilson:

Visteon Corporation received your shareholder proposal submitted with your April 17th letters. Your proposal was not submitted in time to be included at the 2006 Annual Meeting of Stockholders. The deadline for submitting proposals for the 2006 Annual meeting was December 1, 2005, as published in Visteon's prior year's proxy statement. We refer you to the Securities and Exchange Commission's Proxy Rule 14a-8(e), a copy of which is attached for your reference.

For the reasons stated above, we respectfully request that you withdraw your proposal for inclusion at the 2006 Annual Meeting of Stockholders. Otherwise, we will begin the formal process to exclude it. Please notify us within 14 days of receipt of this letter if you intend to withdraw your proposal.

Sincerely,

John Donofrio

JD/jg

attachment

EXHIBIT C

27APR2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119
PH# (810) 694-6628

Mr. John Donofrio
Sr. VP and General Counsel, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

Dear Mr. Donofrio;

This letter is in response to your letter dated 24APR2006 regarding my "stockholder proposal".

Enclosed is a copy of my original letter to you, dated 17APR2006.

Please note the second sentence in the first paragraph: "I would like to formally submit this proposal, but I do not currently own shares with a sufficient value". I could also state that I did not submit anything with sufficient lead time and that I have not owned the stock for one year prior to the published deadline to submit a formal proposal.

Since I did not submit a formal proposal, I cannot withdraw it. There is no need for you to begin the formal process with the SEC as there is no formal proposal submitted for you to request that it be either withdrawn or denied, and for them to consider such an action over a non-existent document.

My intent was to ensure that I got a fair hearing of my informal proposal and the attached documentation. I hope you did read it and comprehend it.

The United States of America may very well lose the War Against Radical Islam, and the irresponsible refusal of the American Automotive Industry to support increased CAFE requirements plays a larger part in that potential defeat that any other action of any individual, corporate, or governmental entity. I can and would be happy to fully document this: above and beyond the minute amount I provided in my 17APR2006 letter.

And yes, I do know that as a Visteon Stockholder that I do have the right to ask the Board of Directors questions at the Annual Stockholders Meeting, and I do plan on exercising that right in regards to my 17APR2006 letter.

I hope to meet you on 10MAY2006 at the Hotel DuPont.

Regards,

Fredrick P. Wilson

ATT: - 17Apr2006 letter to John Donofrio at Visteon

EXHIBIT D

17APR2006

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119
PH# (810) 694-6628

Mr. Michael F. Johnston
Chairman of the Board and CEO, Visteon Corporation
Board of Directors, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

Dear Mr. Johnston;

I am a Visteon Corporation stockholder, and this letter and enclosed documents are my stockholder proposal and supporting documentation. I would like to formally submit this proposal, but I do not currently own shares with a sufficient value. The additional documented information in this letter is to backup the all too brief statement allowed in a formal submission. This knowledge is critical to fully understand and have complete confidence in the statements made in the formal proposal.

I hope you have an open mind and an inquisitive nature, and do indeed thoroughly read and understand this proposal with its documentation and duly consider implementing this proposal. I am a GM and Ford Stockholder, and I do have a formal Stockholder Proposal Submitted to GM. Through many resubmissions to the SEC, I have proved to them that everything I am stating is true, and the only questions are can they implement my proposal and is it too intrusive for a stockholder to manage.

The documents enclosed are:

1) Proof of ownership of Visteon Corporation stock, which I intend to hold for several years. This is a copy of my Fidelity account statement on this stock. – 1 page

2) Fully documented and footnoted version of the stockholder proposal – "VISTEON Needs to Support Improving CAFE Performance to Stop Funding Terrorism and the Teaching of Hatred in America by Saudi Arabia" – 5 pages

3) Attachment that fully documents and proves footnote #16 of the proposal – "CAIR Desires an Islamic America Under Sharia Law" – 5 pages

4) Attachment that validates that Europe and Canada will become Islamic Countries as stated in the stockholder proposal – "The Century Ahead – It's the Demography, Stupid" – 12 pages

5) Attachment that validates that the basic document of Islam, The Holy Qur'an, teaches hatred of Jews, Christians, and every one of all other faiths. This is a very small slice of the hatred that Islam teaches regarding all non-Muslims. - 10 pages

6) The actual under 500 word Stockholder Proposal that I would like to submit (this includes nothing new from the fully documented and footnoted version presented as item #2) – "Improve CAFE to Stop Funding Terrorism and the Teaching of Hatred in America by Saudi Arabia" - 2 pages

I do hope you download, print out, and read the report from FreedomHouse, which is forwarded and supported by former CIA Director Woolsey and that is noted in the proposal. I do also hope you acquire a copy of the Holy Qur'an and look at the additional verses I have listed in the proposal.

If you desire more information regarding what is included herein, please contact me at your earliest opportunity, and I will be happy to provide additional documentation that further validates every statement made in the proposal.

I do intend to attend the annual stockholders meeting in 2006 and ask you about the proposal included herein.

I would like to hear from you regarding this proposal.

Regards,

Fredrick P. Wilson

ATT: 1) Fidelity letter documenting Visteon Corp. stock ownership 1 page
2) "Visteon Needs to Improve CAFE Performance to Stop Funding Terrorism and the Teaching of Hatred in America (and Europe) by Saudi Arabia" 5 pages
3) "CAIR Desires an Islamic America Under Sharia Law" 5 pages
4) "The Century Ahead – It's the Demography, Stupid" 12 pages
5) "The Holy Qur'an and what it states about Jews" 10 pages
6) "Improve CAFE to Stop Funding Terrorism and the Teaching of Hatred in America by Saudi Arabia" 2 pages

EXHIBIT E

Muslim Gang Rapes and the Aussie Riots

By Sharon Lapkin
FrontPageMagazine.com | December 15, 2005

In Australia this week amidst anger over an Islamic man's rape conviction and the bashing of two Aussie life savers, working-class locals erupted in a rampage of anger and brawling in some of the worst racial riots in decades. But there is more to the story than is being repeated in the American mainstream media....

Four days after he set foot in Australia, the rape spree began. And during his sexual assault trial in a New South Wales courtroom, the Pakistani man began to berate one of his tearful 14-year-old victims because she had the temerity to shake her head at his testimony.

But she had every reason to express her disgust. After taking an oath on the Qur'an, the man – known only as MSK – told the court he had committed four attacks on girls as young as 13 because they had no right to say "no." They were not covering their face or wearing a headscarf, and therefore, the rapist proclaimed: "I'm not doing anything wrong."

MSK is already serving a 22-year jail term for leading his three younger brothers in a gang rape of two other young Sydney girls in 2002. In his own defence, he argued that his cultural background, was responsible for his crimes.

And he is right.

In some parts of Pakistan, sexual assault – including gang rape – is officially sanctified as a legitimate form of enforcing the social value system.

One village council recently ordered that five young girls should be "abducted, raped or murdered" for refusing to be treated as chattel. The girls were aged between six and thirteen when they were married without their knowledge, to pay a family debt.

And when Mukhtar Mai's 12-year-old brother was alleged to have committed an offence in a small Pakistani farming village, the village council ordered that his sister be gang-raped. So, she was taken to a hut where four men repeatedly assaulted her.

According to the Human Rights Commission of Pakistan there were 804 cases of such officially orchestrated sexual assault in 2000, and 434 of these were gang rapes. And if that isn't bad enough, the victims of these atrocities are then expected to commit suicide because rape victims bring irreparable shame upon their family.

So as MSK committed his acts of rape while visiting Australia, he was simply perpetuating his own cultural heritage. He hails from a society where officially sanctioned sexual violence is commonly employed as a means to enforce the subservience of women.

And this is where two fundamental tenets of the modern Left clash: the irresistible force of cultural relativism collides with the immovable object of gender equality. But in the 21st century it is the latter that must prevail.

The *laissez faire* attitudes of cultural relativism are unacceptable in modern society. Female genital mutilation is not some quaint tribal custom that we are bound to respect: it is barbarism, pure and simple.

Yet many Western leftists habitually excuse these crimes against women in order to maintain political solidarity with their allies in the Islamic world. After all, it would be tough to make common cause with Muslim groups in the antiwar movement if Progressives began to criticize the practice of polygamy.

But along with Islamic immigration to the West have come Third World value systems regarding the treatment of women. We must not be seduced by the false tenets of cultural relativism into a toleration of forced marriages, officially sanctioned rape, and honour killings.

Australia's unique brand of multiculturalism confers both rights and obligations: while cultural and linguistic diversity are to be cherished, every Australian must subscribe to a single standard of human rights. Australians must forcefully repudiate the corruption of the multicultural idea that would condone crimes against women and support *jihadism*.

The dangers of cultural relativism became evident Down Under last weekend when long-festering ethnic tensions erupted into violence at Cronulla Beach near Sydney. The trouble began when a group of Middle Eastern men were assaulted by mobs of angry locals. The local Member of Parliament, Bruce Baird MP, claimed the public outcry was revenge for the Bali bombings and September 11.

But Baird also explained that a series of high profile rapes in the area had spurred locals on and that a group of Middle Eastern men had attacked two Aussie lifesavers the previous weekend. Locals claimed to the media after the riots that they were sick of Lebanese Muslim gangs calling their daughters and wives names, and throwing cigarette butts at them.

Then neo-Nazis showed up in a transparent attempt to exploit local ethnic tensions for their own benefit. But mainstream Australians expressed their frustration with both the violence inflicted by Middle Eastern men, and the equally violent effort by white racists to exploit it.

While rejecting the tenets of neo-Nazism, working-class Aussies who live near Cronulla Beach were saying they've had enough of this culturally motivated crime wave in a wave of violence that is also unacceptable. The race riots in suburban Sydney represented a clash between two polar opposites of white supremacy and Islamic male supremacy. But

the average Australian seeks a midpoint between these equally vile extremes in which fairness and a single standard of law will apply to all.

Click Here to support Frontpagemag.com.

EXHIBIT F

Western Muslims' Racist Rape Spree

By Sharon Lapkin
FrontPageMagazine.com | December 27, 2005

In Australia, Norway, Sweden and other Western nations, there is a distinct race-based crime in motion being ignored by the diversity police: Islamic men are raping Western women for ethnic reasons. We know this because the rapists have openly declared their sectarian motivations.

When a number of teenage Australian girls were subjected to hours of sexual degradation during a spate of gang rapes in Sydney that occurred between 1998 and 2002, the perpetrators of these assaults framed their rationale in ethnic terms. The young victims were informed that they were "sluts" and "Aussie pigs" while they were being hunted down and abused.

In Australia's New South Wales Supreme Court in December 2005, a visiting Pakistani rapist testified that his victims had no right to say no, because they were not wearing a headscarf.

And earlier this year Australians were outraged when Lebanese Sheik Faiz Mohammed gave a lecture in Sydney where he informed his audience that rape victims had no one to blame but themselves. Women, he said, who wore skimpy clothing, invited men to rape them.

A few months earlier, in Copenhagen, Islamic mufti and scholar, Shahid Mehdi created uproar when – like his peer in Australia – he stated that women who did not wear a headscarf were asking to be raped.

And with haunting synchronicity in 2004, the London *Telegraph* reported that visiting Egyptian scholar Sheik Yusaf al-Qaradawi claimed female rape victims should be punished if they were dressed immodestly when they were raped. He added, "For her to be absolved from guilt, a raped woman must have shown good conduct."

In Norway and Sweden, journalist Fjordman warns of a rape epidemic. Police Inspector Gunnar Larsen stated that the steady increase of rape-cases and the link to ethnicity are clear, unmistakable trends. Two out of three persecutions for rape in Oslo are immigrants with a non-Western background and 80 percent of the victims are Norwegian women.

In Sweden, according to translator for Jihad Watch, Ali Dashti, "Gang rapes, usually involving Muslim immigrant males and native Swedish girls, have become commonplace." A few weeks ago she said, "Five Kurds brutally raped a 13-year-old Swedish girl."

In France, Samira Bellil broke her silence – after enduring years of repeated gang rapes in one of the Muslim populated public housing projects – and wrote a book, *In the hell of the tournantes*, that shocked France. Describing how gang rape is rampant in the

banlieues, she explained to *Time* that, "any neighborhood girl who smokes, uses makeup or wears attractive clothes is a whore."

Unfortunately, Western women are not the only victims in this epidemic. In Indonesia, in 1998, human rights groups documented the testimony of over 100 Chinese women who were gang raped during the riots that preceded the fall of President Suharto. Many of them were told: "You must be raped, because you are Chinese and non-Muslim."

Christian Solidarity Worldwide reported that in April 2005, a 9-year-old Pakistani girl was raped, beaten with a cricket bat, hanged upside down from the ceiling, had spoonfuls of chillies poured into her mouth, and repeatedly bashed while handcuffed. Her Muslim neighbours told her they were taking revenge for the American bombing of Iraqi children and informed her they were doing it because she was an "infidel and a Christian."

In Sudan – where Arab Muslims slaughter black Muslim and Christian Sudanese in an ongoing genocide – former Sudanese slave and now a human rights' activist Simon Deng says he witnessed girls and women being raped and that the Arab regime of Khartoum sends its soldiers to the field to rape and murder. In other reports, women who are captured by government forces are asked; "Are you Christian or Muslim?" and those who answer Christian, are gang raped before having their breasts cut off.

This phenomenon of Islamic sexual violence against women should be treated as the urgent, violent, repressive epidemic it is. Instead, journalists, academics, and politicians ignore it, rationalize it, or ostracize those who dare discuss it.

In Australia, when journalist Paul Sheehan reported honestly on the Sydney gang rapes, he was called a racist and accused of stirring up anti-Muslim hatred. And when he reported in his *Sydney Morning Herald* column that there was a high incidence of crime amongst Sydney's Lebanese community, fellow journalist, David Marr sent him an e-mail stating, "That is a disgraceful column that reflects poorly on us all at the Herald."

Keysar Trad, vice-president of the Australian Lebanese Muslim Association said the gang rapes were a "heinous" crime but complained it was "rather unfair" that the ethnicity of the rapists had been reported.

Journalist Miranda Devine reported during the same rape trials that all reference to ethnicity had been deleted from the victim impact statement because the prosecutors wanted to negotiate a plea bargain.

So when Judge Megan Latham declared, "There is no evidence before me of any racial element in the commission of these offences," everyone believed her. And the court, the politicians and most of the press may as well have raped the girls again.

Retired Australian detective Tim Priest warned in 2004 that the Lebanese gangs, which emerged in Sydney in the 1990s – when the police were asleep – had morphed out of control. "The Lebanese groups," he said, " were ruthless, extremely violent, and they

intimidated not only innocent witnesses, but even the police that attempted to arrest them."

Priest describes how in 2001, in a Muslim dominated area of Sydney two policemen stopped a car containing three well-known Middle Eastern men to search for stolen property. As the police carried out their search they were physically threatened and the three men claimed they were going to track them down, kill them and then rape their girlfriends.

According to Priest, it didn't end there. As the Sydney police called for backup the three men used their mobile phones to call their associates, and within minutes, 20 Middle Eastern men arrived on the scene. They punched and pushed the police and damaged state vehicles. The police retreated and the gang followed them to the police station where they intimidated staff, damaged property and held the police station hostage.

Eventually the gang left, the police licked their wounds, and not one of them took action against the Middle Eastern men. Priest claims, "In the minds of the local population, the police are cowards and the message was, 'Lebanese [Muslim gangs] rule the streets.'"

In France, in the *banlieues*, where gang rape is now known simply as *tournantes* or 'pass-around,' victims know the police will not protect them. If they complain, Samir Bellil said, they know that they and their families will be threatened.

However, Muslim women in the French ghettos are finally fighting back against gang rape and police non-action. They have begun a movement called, "We're neither whores nor doormats." They are struggling against the intrinsic violence that plagues their neighbourhoods and the culture that condones it.

In most French prosecutions, the Muslim rapists state that they do not believe they have committed a crime. And in a frightening parallel with the gang rapists in Australia, they claim the victim herself is to blame and accuse her of being a "slut" or a "whore."

According to The *Guardian*, during the recent French riots, a Saudi Prince with shares in News Corporation boasted to a conference in Dubai that he had phoned Rupert Murdoch and complained about Fox News describing the disturbances as "Muslim riots." Within half an hour he said, it was changed to "civil riots."

Swedish translator, Ali Dashti, stated that in Sweden when three men raped a 22-year-old woman recently, they said one word to her. "Whore." Such stories, according to Dashti, are in the Swedish newspapers every week. And, the politically correct "take great care not to mention the ethnic background of the perpetrators."

Sweden's English newspaper *The Local* reported in July that Malmo police commander Bengt Lindström had been charged with inciting racial hatred. He sent e-mails from his home computer to two city officials. To the head of healthcare, he wrote: "You...treat old Swedes who have worked hard building up the fatherland like parasites and would rather

give my taxes to criminals called Mohammed from Rosengärd."

In Malmo, the third largest city in Sweden, the police have admitted, Dashti says, that they no longer control the city. "It is effectively ruled by violent gangs of Muslim immigrants." Ambulance personnel are regularly attacked and spat upon and are now refusing to help until a police escort arrives. The police are too afraid to enter parts of the city without backup.

In early 2005, Norwegian newspapers reported that Oslo had recorded the highest ever number of rape cases in the previous twelve months. However, Fjordman explained, the official statistics contained no data regarding "how immigrants were grossly over represented in rape cases", and the media remain so strangely silent.

Oslo Professor of Anthropology, Unni Wikan, said Norwegian women must take responsibility for the fact that Muslim men find their manner of dress provocative. And since these men believe women are responsible for rape, she stated, the women must adapt to the multicultural society around them.

The BBC pulled a documentary scheduled for screening in 2004, after police in Britain warned it could increase racial tension. "In these exceptional circumstances... Channel 4 as a responsible broadcaster has agreed to the police's request..." The documentary was to show how Pakistani and other Muslim men sexually abused young, white English girls as young as 11.

The number of rapes committed by Muslim men against women in the last decade is so incredibly high that it cannot be viewed as anything other than culturally implicit behaviour. It is overtly reinforced and sanctioned by Islamic religious leaders who blame the victims and excuse the rapists.

In three decades of immigration into Western countries, Islam has caused social upheaval and havoc in every one of its host countries. No other immigration program has encountered the problems of non-assimilation and religious ambiguity.

Everywhere in the world, Muslims are in conflict with their neighbours. And as Mark Steyn recently said, every conflict appears to have originated by someone with the name of Mohammed.

In July 2005, Melbourne Sheik Mohammad Omran told Sixty Minutes that "...we believe we have more rights than you because we choose Australia to be our home and you didn't. "

In the same interview visiting Sheik Khalid Yasin warned "There's no such thing as a Muslim having a non-Muslim friend, so a non-Muslim could be your associate but they can't be a friend. They're not your friend because they don't understand your religious principles and they cannot because they don't understand your faith."

Despite being told over and over by Islamic scholars, and witnessing massive influxes of Islamic crime, Western countries continue to believe in the reality of assimilation and moral relativism.

In Australia, Lebanese Christians have assimilated and become a respected part of our community. The Premier of Victoria is a Lebanese Christian as is the Governor Of New South Wales. However, Lebanese Muslims have encountered serious problems because of their refusal to accept our right to live our way of life. Nothing so clearly demonstrates that it is not an issue of race — but of culture.

EXHIBIT G

Symposium: To Rape an Unveiled Woman

By Jamie Glazov
FrontPageMagazine.com | March 7, 2006


To Rape an
Unveiled Woman
Victim of
Muslim
gang rape
in Sweden

A Muslim rape epidemic in sweeping over Europe -- and over many other nations host to immigrants from the Islamic world. The direct connection between the rapes and Islam is irrefutable, as Muslims are significantly overrepresented among convicted rapists and rape suspects. The Muslim perpetrators themselves boast that there crime is justified since their victims were, among other things, not properly veiled.

What is the psychology here? What is the significance of this epidemic? And how do we face it when our own feminists, with a few exceptions, are deafingly silent about it?

To discuss this issue with us today, we are joined by:

Pierre Rehov, a French filmmaker who has filmed six documentaries on the Palestinian Intifada. His new documentary, Suicide Killers, explores the psychology of suicide bombers. It is based on interviews with the victims of suicide bombers, the families of suicide bombers, would-be bombers themselves, and experts on suicide killer mentality.

Nancy Kobrin, an affiliated professor to the University of Haifa, Arabist, psychoanalyst and author of the upcoming book, *The Sheikh's New Clothes: Islamic Suicide Terror and What It's Really All About;*

Peter Raddatz, a German scholar of Islamic Studies and the co-author of the renowned "Encyclopaedia of Islam." He is the author of many books, including *From Allah to Terror? Jihad and the Western Deformation, Allah's Veil* and *The Turkish Danger*. In a few months he will publish *World Risk Iran.*

and

Gudrun Eussner, a journalist with a Ph.D at Free University Berlin, specializing in mass communication and political science, and Iranian philology. She has experience working in numerous Muslim countries, including Bosnia, Indonesia, Kuwait, Malaysia, Morocco, Pakistan, Turkey, Usbekistan and others.

FP: Pierre Rehov, Nancy Kobrin, Peter Raddatz and Dr. Gudrun Eussner, welcome to Frontpage Symposium.

Peter Raddaz let's begin with you.

A man sees a woman and she is not veiled. He thinks to himself: "Oh, I must rape her now."

No matter how much I try to figure this out, I can't. What's the mindset here? If a person is upset that a woman is not veiled, it implies he wants some kind of supposed "morality." But if he is thirsting for purity, how does perpetrating a violent sexual atrocity against the "immoral" one fit into moralizing her and the rest of society – and himself?

Raddatz: Your questions concerning mindset and morals put us right into the middle of the problem. They are the terms any culture's collective psychology is basing on. In the case of prevailing orthodox Islam we are faced with a deep division between the sexes. With Allah's unlimited ruling licence the males are entitled to be the masters of the females. The Koranic order says that the man has to "go to the woman" whenever he likes, to "enjoy her however he likes", and to discipline her in case she develops her own ideas like sexual self-determination.

Over the centuries this basic frame had been filled with a lot of "prophetic" instructions as to what disastrous role the woman could play if the man as Allah's deputy does not carry out this divine licence of fertilizing control. Insofar the woman is looked upon from a "higher" biologistic viewpoint regarding her as "seed field" that - under strict male surveillance signalled by "Islamic correct" veiling - guarantees for the continued survival and expansion of Islam.

We are dealing here with premodern, partly archaic thinking that divides its world into two Manichaean halves. Irrespective of the usual statistical remnant of liberal "dissidents", the orthodox ideology bases on an Islamic half that accords to Koran and "prophetic" tradition and a non-Islamic half consisting of unbelievers and disobedient women. The religious war - known as "jihad" - against the latter two groups belongs, therefore, to the most prominent duties of the "believing" Muslim. Its "religious" dimension is boosted enormously by customary family "honor" installing male control from early youth on, often widening into brutal raping, sometimes incestuous punishing patterns. Here a complicated interaction between father, mother, son and daughter comes into play about which, I guess, Dr Kobrin will give us quite interesting insights.

daughter comes into play about which, I guess, Dr. Kobrin will give us quite interesting insights.

Thus, the ontological being in Islam is not defined by individual right but clearly as integral part of the community in terms of a whole and "holy" entirety. In this context the primary form of human being is seen in the male that assumes the right and duty to assist Allah in conserving and expanding his "umma", meaning his community.

Its biologistic "thinking" demands the "pure" man as the real human dominating the "impure" woman as a lower form, rather close to some animal-like existence. Therefore, sexuality cannot be sublimated and has to serve - aside from ramifications into homo-, paedo- and sodo-variants - a basic double function: fertilizing and punishing.

This paradigm expresses itself not only in highly standardized family patterns but also in an equally conformistic education system. All contents, in school and university of almost every Islamic country, are ultimately restricted and tied to Islamic purposes, thereby avoiding abstract thinking categories that could relativate and jeopardize the dogma's absolute uniqueness. By the same token, however, and this is the core of "modern" Islam's tragedy, the male controllers are confined to physical methods of "sublimation" whenever problems arise. Aside from the usual bombing "protest" against Western "arrogance" and "unbelieving morals", the current rape wave is the vital expression of an ongoing jihad against women who under Western influence may drift slowly out of the grip of male Muslim hands.

The war character of this behaviour may become clearer from its archaic punishment perspective that has come out of use generally but survived in Islam until present times. During the Algerian independence war the freedom fighters used to publicly sodomize French officers in order to achieve the enemy's maximum degradation. The same applies to the woman as a possible internal enemy containing even a double danger: her alleged disobedience is a bio-political security risk for the Islamic entirety and her independent "devilish" sexuality represents a religious blasphemy, contaminating male purity. Both have to be dealt with accordingly: beating, raping, torturing, stoning, killing.

While some UN organizations keep on complaining about this, the Western feminists keep silent because they are not interested in the general problem but rather concentrate on clutching to their few elitarian privileges, mainly in business. Doing this they are simple part of a greater Western mainstream that has started to adjust to Muslim immigrant political "sharia" demands based on the growing radical Islamist influence as well as oil price pressure. And mind you: keeping Muslim women obedient through male "honor" might also sustain their "seed field" fertilization rate thereby compensating for the Western "morals" of pornography and weak reproduction. In this respect global elite ideology, antisemitic "new age" fascism and Islam are not so far apart.

FP: Thank you Dr. Raddatz. Dr. Eussner?

Eussner: Thank you, Jamie. I agree with Peter: The survival and expansion of Islam worldwide is the main goal of Islam since its invention by Mohammed. In this respect, the history of Islamic conquest is self-explanatory. The other aspect is the lack of appreciation for the individual as such. For both, men and women, it is true, that there are no individual rights, but for women it is even worse.

It may sound harsh, but the distinction between "fertilizing" and "punishing" a woman is evident. On the one hand you have sexuality as a tool serving the expansion of Islam, and on the other hand there is sexuality as a weapon against disobedient and non-Muslim women, both categorized as "unbelievers". Against them jihad is the duty, and what to do with women "conquered" in jihad, this may be read in the Qur'an: they become slaves to be used by the victors.

Why is the raping of unveiled women, either Muslim or non-Muslim, now spreading widely in our countries?

The conduct towards these women is due to the new developments initiated by Salafists like Tariq Ramadan. He has invented and introduced a new definition for the Western countries: they should no longer be seen the traditional way as Dar ul-harb, the space of war, but as Dar el-dawaà, the invitation to Islam, or Dar ash-shahâda, the space of testimony.

While orthodox Sunni Muslims, stuck to the unchanged application of the tradition are not at all in line with this "modern" interpretation, the "scholar" Tariq Ramadan has paved a soft way for Muslims to taking possession of countries formerly belonging to the Dar ul-harb. When living in Dar ul-harb there are two alternatives for the Muslims: either conquer the land by force and rule it by Qur'anic law or, if not strong enough, keep quiet and wait, not touching the property of the enemy.

Dar el-dawaà and Dar ash-shahâda are two of the trickiest inventions ever to reach the goal of conquest: at a quick and superficial glance it means resigning from the conversion of the West to Islam, permitting everybody to keep on in his belief, but on closer examination that means what the French call "l'entrisme", unnoticed penetration.

The Muslims are not living any longer in a hostile surrounding, they are almost in Dar ul-Islam. Profesor Nezvat Yalçintas, member of the Istanbul parliament, made an interesting statement. During the inauguration of the Murabitun mosque in Granada, Spain, in July 2003, he told the audience that Paris, Rome, Madrid now were components of the Islamic world due to the erection of new mosques.

But as Muslims are still obliged to wage a perpetual war against those infidels who refuse to submit, the jihad is continuing in Dar ash-shahâda, and people not behaving according to the Qur'anic laws have to be punished. The trick of introducing these new definitions has a severe impact on Muslims' consciousness, especially on young Muslim men. People not behaving according to the Qur'anic laws are to be punished even stronger now. The Muslims are not any more restricted by the laws of Dar ul-harb, that has evaporated

without notice, merely by changing the definition. The inhabitants of our countries are to obey to Muslim male supremacy and Qur'anic laws. What better a justification for conduct towards women?

The jihad against the infidels is conducted on each and every level, not only as terror and suicide bombing. The jihad against women, who by their behaviour in the public sphere, are "asking for rape", as the Danish mufti Shahid Mehdi, a Qur'an teacher of joung Muslims in Copenhagen, put it in 2004, and/or towards their husbands, by their alleged disobedience are challenging the survival and expansion of Islam, of the "Ummah", is a must for the Muslim men.

As far as the Western feminists are concerned, they seem to be hovering in other dimensions, in absolute arrogance, learned from ethnologues like Claude Lévy-Strauss. For them, freedom is that each "culture" may it be as inhuman as can be, is entitled to prosper even on our soil, and the next act in this surrealistic piece of stage play is the unlimited understanding the Norwegian Professor Ms. Unni Wikan shows for Muslims raping Western women: Norwegian women must take their share of responsibility for these rapes, as they are not dressing and behaving according to Muslim understanding. The Norwegian women, in her view, are to realize that they live in a multicultural society and adapt themselves to it, as Mark Steyn reported already in 2002.

FP: Thank you Dr. Eussner. Mr. Rehov, your turn.

Rehov: There are very few observations that I can add to Dr Eussner's and Dr Raddatz's surveys on both the cultural and religious seeds of the phenomenon, although there is a personal dimension that I would like to explore.

Of course, in a cultural environment where women are undermined, not to say considered as second rate citizens or even dangerous to the dominant male, the temptation to rape as a result to " provocation " is great. Female "provocation" in the Muslim society is usually a definition for the mildest behavior. Smiling, singing, talking, being alone for one minute in the same room as the rapist, having answered a question in an inappropriate way, wearing clothes which are not strictly in obedience with what is locally considered as the Muslim rules, all of these innocent behaviors are seen as a misconduct authorizing "revenge."

In a society where sex is absolutely forbidden, taboo, and where separation between males and females is absolute, where in most cases marriages are not the result of love but of a financial arrangement between two families, the sensual or erotic aspect of any relationship between genders is, de-facto, suspicious, considered evil, and therefore an act of aggression. Sexual "revenge", containing violence, can be naturally considered as the automatic answer to the " provocations " described above, and this for two reasons.

In Muslim society the male is dominant and almighty since he is made after God, when women have been created as a necessary evil to tempt males. In other words, the female body is the closest thing to the Devil, something which has to be dominated as a proof a

faith. We go back to the sacrifice of Eros to Thanatos, as one of the basic sacrifices of all monotheisms, where, since the origins of the Bible, first inspiration to the Koran, women have been the carriers of the original sin.

In such a pattern, a male will not only consider any suspect behavior, including the mildest one, as an evil temptation, but he might look forward to experiencing one, as a religious challenge. Whatever will happen then won't be the result of his own will, but he believes in having received absolution in advance for an act that, he knows, is against his own religion. During these minutes of deception and absolute power, he is not abusing a woman but fighting the Devil inside.

Of course, primitive chauvinism is the second reason. Again, since males in chauvinist societies are deprived of all natural pleasures resulting from what we consider a normal relationship between men and women, beside sexual ones, the level of frustration is very high and the fear of impotency even higher. A male tempted must react. The automatic result to frustration and fear is usually violence. In this case, sexual violence.

A friend of mine is a retired chief of police, who used to be in charge of the security of a major city in the south of France. He reported to me that his men had to face an average of 10 rapes a week, 80% made by Muslim young men. 30% being what we call, in French, a " tournante ", meaning that the victim is being raped by an entire gang, one after the other, often during an entire night. My friend reports that, in many cases, he was able to locate and arrest the rapists, often very young ones, and, as part of the investigation, call the families. He was astonished that, in most cases, the parents not only would back up their rapist children, but also would not even understand why they would be arrested. There is an instant shift in the notion of good and evil as a major component of culture. The only evil those parents would see, genuinely, is the temptation that the male children had to face. Since in most cases the victims were not Muslims, the parents' answer and rejection was even more genuine: how could their boys be guilty of anything, when normally answering to a provocation by occidental women, known for their unacceptable behavior?

Kobrin: Thanks, Jamie. So far I agree with everything the panel has said. There are several layers to this tragedy which will ultimately occur here in the United States, if it hasn't already. Why? Because other aspects of Islamic practices in extremis, such as marriage under Sharia law but not civil law, polygymy and clan practices of female genital mutilation in the African Muslim immigrant populations persist even though FGM was outlawed in 1994.

I have it from first hand experience interviewing Muslim male immigrants that they hate it here in the United States because if they raise their hand, the women and children call the police. However, in the same breath, these same women will defend their men because it is part of the fused mentality and identification with the aggressor.

I interviewed Muslim women who justified wife beating because it is "educational." These women were probably brutalized as little girls and are unable to know NOT to

blame the unveiled woman victim. Every Muslim male and female that I have interviewed has experienced being beaten as a child and have witnessed the beating of their mother.

Rape is learned behavior in the home. Peter is absolutely correct in describing the insidious sexual dichotomy of Muslim male supremacy over the lowly denigrated female. Pierre underscored the degree to which a family will defend its own rapist because of alleged "honor." Why should it surprise us that they have moved out into the streets and feel entitled to rape?

At the ideological level which Gudrun has so aptly introduced into this discussion, we encounter the classic practice of taqiya, lit. 'guarding one's self' more commonly thought of dissimulation and its insidious behavior of orchestrating jihad by every possible means in a clandestine manner. Rape is just one more weapon in the jihadi arsenal for Dar el-dawaa and Dar ash-shahada. While the labels may change, Muslim male sexual inadequacies, to put it mildly, remain the same and their rage is inflicted brutally on the other. I do not recall ever reading in the literature on rape as a weapon of war that the underlying issue of child sexual abuse is probably the precursor for such despicable behavior. The sexual norms of the Arab Muslim world are totally different. As a psychoanalyst and trauma expert, if there is physical violence going on in the home, I always wonder about sexual abuse and the perpetrator parents.

These Muslim rapists are essentially babies, as they show us their pathetic need to target the most vulnerable because they are completely emasculated. They cannot control themselves sexually and they are sexually confused as well. Power, aggression, rage and sex yield a near lethal mix arising out of bizarre family dynamics which they experienced growing up.

They are directly attacking not only the venerable Western female but also the rape should be thought of as a kind of ambush on the Western male. I never really bought the argument that Bouyeri murdered Theo van Gogh because of the film -- Submission. Sure that was part of it but the fact that Van Gogh called the Jihadis – a fifth column of goat f-kers must have really hit Bouyeri where it hurt and he lost it – I might add, shortly after his mother died. To be a goat herder is to be on the lowest rung. Male children are routinely treated as if they were goats. The pet goat is also slaughtered and eaten. Again the imagery goes hand in glove with the dissociated, denied behaviors and ideologies. Rape is a forced sexual fusion. The rapists remain erotically fused to their mothers upon whom they completely depend emotionally but hate it.

As for the Western feminists in academe who have completely sold out to political correctness, they too remain clueless as to what their behavior tells us about themselves. They function as another fused family who must go to extreme lengths to defend these male rapists as well. I would assume that at some level these feminists must really be terrified because if they were to take a hard look, they would have to admit to themselves that they might be next.

FP: I think you have hit the nail on the head, but I do not think the radical feminists are afraid of being next. From my study of the Left they crave to be next and that is why they support these dark forces. They yearn to submit to the dark forces of totalitarianism and even to be devoured by them. It is the same death-wish virus that motivated many Western communists to go to Stalinist Russia to supposedly build communism, when they actually only went to their deaths, giving their lives for an idea that butchered them.

Dr. Raddatz, go ahead.

Raddatz: There seems to be a remarkable consent among ourselves on the subject, contrary however, to the official "Islamic correct" reception on Western elite level. Here we can register a very modest resonance to the rising wave of violence against Muslim women. In Europe, for instance, we have a whole species of literature at hand in which female authors from Islamic countries give us personal experience reports on their respective lives with male violence in their families. The public discussion on this was and still is close to zero and the current rape wave has not given much incentive to it.

In Germany in 1960, in words: sixty so-called scientists from all thinkable and unthinkable departments, foundations, institutes and what have you published an "appeal" in "Die Zeit", a renowned weekly paper. Here they warned against a "general suspicion" the Western societies may spread over all Muslims in case they keep on criticizing "the few" who act violently against their women. By the same token they themselves criticized a German-Turkish female sociologist for her book on her personal youth experience with family violence as well as the inability of the vast majority of Turkish immigrants to integrate into the German society. Here we see another case of the Western decadence game called "victim turning perpetrator" which is constantly gaining aggressive elements among European - male - "intellectuals".

Earlier in this discussion, Nancy Kobrin described the central role the mother-son-relation is playing in this cynical game, how rape is functioning as substitute measure punishing the mother for eternalizing the male dependence on her, irrespective of the usual imitation reflex following the parental violence behaviour. The personal literary reports and the official UN analyses on Islamic family dynamics concur in a somewhat disquieting aspect. They confirm not only the tendency to incest but also an even stronger attitude towards anal sexuality, meaning an unusually high percentage of males preferring anal intercourse to vaginal, especially in the framework of "normal" marital life.

Nancy certainly knows much more about this but the so far irrefutable Freudian theory, the "Anatomy of Human Perversion", offers en explanation which might give us some additional insight. According to this the phallic organization of infantile sexuality if kept from diversification, for instance by oedipal defectiveness, develops into a general male dominance neglecting the female i.e. vaginal "specialty" altogether. In the adult phase neglect turns into semi-conscious contempt and hate for all female attributes forcing the pervert to physically prefer anus to vagina and verbally compare women with

animals and even feces. All this is vastly manifest in the texts of Islamic tradition and daily confirmed in the regrettable practice of actual Islamic life.

If Western "elites" are not able to openly discuss these deficits they indicate their readiness to assume similar attitudes and possibly destruct the grown order. The growing aggression against women as well as the obvious sympathy for homo- and paedo-sexuality put them closer to Islamic preferences and may even signal a meta-social trend that could lead back into pre-modern i.e. totalitarian structures. Insofar we are not only dealing with a mere mode of the Left as Jamie implies, but also with a Neo-fascist thinking frame that wants to install Islam unchanged and incessantly demands "respect" for its adored wholeness.

FP: Dr. Raddatz, could you kindly, in simple terms, explain what you mean when you refer to "the phallic organization of infantile sexuality" being kept from "diversification"? What exactly is "oedipal defectiveness" and why and how does it develop "into a general male dominance" that neglects the female vagina, etc.? Break this down into simple terms for me and our readers. This is obviously crucial because it is the foundation to the pathology in the culture under examination.

Raddatz: I will at least try to put this matter into somewhat simpler terms as it is a very complicated problem indeed. It gets even more complicated as the relativistic development of modern Western science often obscures the view into those contexts, especially if they concern other cultures. Take for instance what I refer to as "the phallic organization of infantile sexuality". Basically it means that the Koran and Tradition are the fundamentals of Islamic societies and are centered around the maximization of male potency. Upon certain festivities like circumcision and others all family members fondle and even kiss the "member" of male babies, speak respective magic formulas and donate money notes to activate Allah's mercy for its future fertilizing power.

The term "infantile" in this respect does not stop at individual male dominance from juvenile age on. It also concerns an infantile society from the anthropological point of view. Western psychology has declared the Freudian theory of "penis envy" as obsolete. The Muslim theory represents the opposite. Since a millennium ago here the sex theologians circle around one and the same project: the optimized spreading and utilization of collective semen by elevation of man, repression of woman, polygamy, rape and marital law. Even Allah bows to the penis power: She who wants to pray rather than to have sexual intercourse, is a sinneress. And Muhammad bowed to those who wanted to fornicate with prostitutes during pilgrimage, leading to the world famous tradition of "dripping penises in Mecca".

What do these practices tell us? Above all they lead us back into pre-modern if not pre-cultural times. Cave drawings show hunters killing big animals while their erected penises are connected through a power line with vaginas of the group' s women. In other words, without dominating women men cannot rule freely - i.e. neglecting the natural order - over the society. This is a very old, pre-modern truth, obviously still deeply

rooted in Islam, thereby preventing this culture from sexual and ethical emancipation. Female existence is felt as being lower than the animal stage, and satisfying female sexuality is, therefore, psychotically feared as "devilish" temptation which leads us right into our second point, the "oedipal defectiveness".

Men who have been raised as omnipotent family monarchs, some sort of alpha males with a penis as irrefutable power instrument, things may get difficult in the adult age. As I pointed out before, and Nancy Kobrin has described so clearly, incest is one of the biggest social problems in Islam, and incest at last is also connected inseparably to the Oedipus complex. It is the meta-historical expression of breaking the world order by elevating the narcissistic omnipotence of man. As this obviously cannot find the basic fulfillment though reuniting with the mother, it "sublimates" its frustration by repressing, punishing and raping women. The male principle culminates in itself, thereby forced to destruct instead of construct, to express itself not in terms of products but in "disducts" - like feces - and to ultimately drift from vagina to anus. There is no "culture" in the world where more married people practice anal intercourse than in Islam. Individually it is again connected to a regression of the adult person into a childhood ego-idea closing the *Oedipal circle of hating the female uniqueness one more time.*

There can be no doubt that homosexuality is on a strong march forward, and there can be even less doubt that "disducts" like vomit and feces are also gaining popularity as means of expression on theater stages as well as in films and on television. Watch also the many other aesthetic aspects to this phenomenon like the diminishing degree of light in films, the growing majority of black clothing instead of bright colors, the spreading primitivity of "art" and so on. Not to speak of the biological regression into which a whole myriad of reasons against children has converged. Needless to say that the grown order and its society has to be replaced by an "order" that functions on a counter basis as opposite and alien as possible. The late Michel Foucault is the most efficient priest of this project.

What we are watching here is an ultra long-term, meta-historical process, which cannot be influenced on a short-term basis - one of the reasons why it is so difficult to explain and why I must apologize for having been quite academic again. This process simply exceeds the limits of human feasibilities and our lifetimes as well. It is the consequent inexorability of its "progress" that stuns everybody who observes it. All we can do is to be conscious of it and talk and write against it where ever our creator has put us.

Meanwhile we can enjoy people who recognize that the creation does not come from man but contains men and women as unity inside an order which is compatible with their minds. The goal of the non-system, however, is the abolishment of every known system, the break of the human mind, the total change from perpetrator to victim, from the old reality to a "New Age, the ultimate return into chaos where we - allegedly - come from. On its way there this "thinking" regards Islam as the most attractive companion as it has "achieved" the most important prerequisiite already - the absence of "old" ethics.

FP: Dr. Eussner, your turn.

Eussner: Let me answer Pierre Rehov first. I agree in what you said about experiencing religious challenge, the proof of faith, Pierre. The religious task of fighting the Devil inside may be achieved in abusing unveiled women. But this is only half of the story, the religious side. The political side is even more important, as political Islam is using religion as a pretext, as a manipulating tool. The message given to the Muslim women in Muslim and in Western countries is: you don't ask for nothing, neither for equal treatment nor for liberty, otherwise you will be punished, i.e. beaten and raped.

A disobedient woman is outlawed. The high percentage of gang raping is due to the cowardliness of the young Muslim men, in France named "les jeunes", the youngsters. As their religion is never appreciating the individuum as such, but only as part of the Ummah, "les jeunes" are not strong enough on their own, so they are acting as representatives of the Ummah, fighting unbelievers, disobedient and unveiled women.

This is consented to by the families. You said it in mentioning your friend, the retired chief of police: the parents of the rapist children don't understand why their children were arrested. This is showing their close attachment to Islamic law, the sharia. In midst of our Western society they are living according to their law, which is not compatible to our values and laws.

Allow me to please comment on the very interesting comments you made, Nancy Kobrin. Your words support what Pierre said for Europe. The Muslim male immigrants hate it in the USA because they are not totally free to live according to the sharia. Women and children are entitled to call the police and sometimes do. But Muslim women are submitted to their law, they defend their men, they identify with the aggressor. They are afraid of the men. Islam rules by force and violence. And the young Muslim men, living somewhere at the end of a hierarchy of Muslim men, starting with Mohammed at the top and themselves at the bottom, they are indeed essentially babies who are not able to control themselves. Targeting the most vulnerable parts of the society is a typical sign of totalitarian regimes.

Political Islam, that is an Islam not only confined to the mosques and the private spiritual life but ruling through the sharia, leads to fear and submission. And we find today, that this fear is spreading into our Western society. Government authorities and offices, media, educational institutions, political parties, intellectuals and feminists are submitting themselves to Islamic claims and laws. The Islamization of our societies is in the making. Step by step we are pulling back. We are not defending our values, but we are submitting to the outrageous claims of dictatorial Islamic governments. What better an example as the handling of the publication of 12 Danish cartoons!

And, Peter, you said it: there is a very modest resonance to the raising wave of violence against Muslim women. Even worse: in Germany we are not only facing opposition by ignorant ministries, government authorities and media against the reality Muslim women are facing, but a whole bunch of social scientists are running down testimonies and reports by the victims.

Turkish female academics testifying about the situation of Muslim women in our society, talking about forced marriages, beating and rape, are torn down by multi-culti loving leftist social scientists. In my research work on the campaign against the French philosopher Alain Finkielkraut I came across a feminist in favour of the head scarf, who is understanding fully the rioting Muslim youngsters, that is the Allah Houakhbar shouting mob of the French suburbs, and to round it off, cooperating closely with the Salafist Web Site Oumma.com and a so-called Third World Solidarity Center, supporting Tali Fahima and thanking Yasser Arafat for his valuable contribution: "Choukran Abu Amar!"

FP: Pierre Rehov?

Rehov: Answering first to Dr Raddatz, I'd like to stay a little bit away from any kind of Freudian approach to the problem. In some ways, I believe that Freudism is a tool to explain many problems and behaviors in an involved civilization, most of those problems being generated by the "taboos" of this civilization.

When talking about "rape" by young Muslims, I think that our usual approaches don't apply anymore. What builds a Muslim young male's ego is very far away from what we consider as part of the subconscious of any youn male in a moder Judeo-Christian society. I am not sure, for instance, that a Freudian approach could explain the level of fear towards Witches, or the violence generated by Inquisition during the dark ages of Christianity. Freudian- in my opinion - is not a tool to understand behaviors connected to the irrationnal. Although, of course, I am not a psychiatrist, not an analyst.

Back to our rapists, I would make it simple by saying that genuine frustration, combined with a high contempt toward women, as a result of a culture in which women are classified way under men, leads to an instinctive - animal type - behavior, not censored nor punished by common cultural values.

Inside the Palestinian territories, I collected a lot of different stories involving raping of an innocent girl who later on was slaughtered by her own father or cousin, because she had lost her virginity.

This example to say that, in Muslim culture, values exist, but the line between good and evil is drawn somewhere else, far away from our understanding. Protecting women against themselves is considered a good action, even if this includes death penalty, as long as family's honor - which is paramount - is saved.

When Dr Eussner adds to my previous comments that religion is only half of the explanation, and that we mustn't forget the political aims, I could not agree more. Although I'd like to emphasize that in the Muslim world, religion and politics is one single thing. There is no separation between powers in any Muslim society and the ideal Muslim society accepts the Shari'ah (Muslim law, written in the Koran) as the basis for any civil society, including its rules of punishment.

In addition, I can see in any raping of a non-Muslim woman by a Muslim male as a racist action, and it is high time for us to acknowledge and condemn it. The level of contempt towards non-Muslim women is the reflection of the level of hatred towards the society which creates equality between men and women. We all know that there is a sexual component in any form of racism. I personally see primitive racism as the expression of a fear connected to the unconscious protection of the genes among the males. Raping women belonging to another cultural, religious group or race is an act of male domination not only against the woman herself, but against the entire group in which she belongs.

Therefore, we have to differentiate two types of rapings: the aims are different whether the victim is a Muslim or a non-Muslim. In the second case, hatred is added to contempt.

FP: Nany Kobrin, last word goes to you.

Kobrin: People are more similar than they are different. However, the devil is in the details.

Everything is always already psychosexual. Rape by definition is psychosexual, obviously. It is one thing to have rape fantasies which is very common (cf. M. Bader. *Arousal: The Secret Logic of Sexual Fantasies*, Thomas Dunne Books/St. Martin's Press, 2002). It is quite another not to have any boundaries and to inflict rape, which is a forced sexual fusion. This concretely expresses the inability to be separate and independent. It is pure aggression, rage and severe separation anxiety. The Arab Muslim culture by definition promotes an incested family, a "closed circle", and their "Freud" is Abdelwahab Bouhdiba, *Sexuality in Islam*, Saqi Books, 1998. If you read French, it's been available since 1975 in the original.

[1] This brings me to Freud. He is not as western as people would like to think. In fact he held strong identifications with Sephardic culture since his adolescence as expressed by a significant body of correspondence (before e-mail) in Spanish with his childhood Rumanian Jewish friend Edouard Silberstein. Elsewhere I have argued that his romance with Spanish was his "private Ladino" which served him better than Yiddish which was often stigmatized. The Sephardic culture of Andalusia and its over-idealized Golden Age provided a much needed psychological refuge for the young Freud facing severe anti-Semitism in Vienna where he was growing up. He needed to cling to a fantasy of *convivencia*/coexistence. He was also aware of the Ottoman Empire's history of breathing down Europe's neck. It has been western philosophical tradition which co-opted Freud to its various ends while at the same time never able to see this special emotional tie that Freud had. For Muslims Sephardic and Mizrahi cultures and their Jews are most especially threatening because they are so similar up to a point and the fear is one of merging with the Other and losing their fragile sense of self. The jihadis are terrified of them because they raise the question of imitation and inauthenticity. The

radical Islamists and to a lesser extent the Ummah harbor such fears of being fraudulent. The identities are intertwined, even geopolitically.

[2] This brings me to the recent tragic death of 23 yr old Ilan Halima z"l, baited and tortured to death. We have seen this time and again before. This is yet another psychosexual tactic in the arsenal of terrorism along with gang rape and suicide bombing. These strategies to annihilate the Other which is always perceived as female should be read functionally and by this I mean, that imagery is key. The terrorists think visually. I recently read Dr. Temple Grandin's *Thinking in Pictures: My Life with Autism* and her other book co-authored with Catherine Johnson, *Animals in Translation: Using the Mysteries of Autism to Decode Animal Behavior*, Scribner, 2005. I do not mean to say that terrorists are simply autistic. It is more complicated than that but their behaviors such as gang rape is terror-driven and similar to the rapist roosters who rape and murder hens when they have been bred incorrectly because this is not normal for roosters. "There is no species alive in nature where half the males kill reproductive-age females." (Grandin, *Animals in Translation*, p.70) In my work on Islamic suicide terrorism, I have noted that the rage is really against the prenatal Muslim mother, misdirected to the infidels who represent her in the jihadi mind's eye. Interestingly enough, Grandin also notes that "humans have neotenized dogs: without realizing it, humans have bred dogs to stay immature for their entire lives." (P.86) I would substitute the word "bred" for concepts like child-rearing practices, etc. And raise the question as can it be that Arab Muslim boys turned rapists have been "neotenized", that is raised to stay immature for their entire lives?

Finally, the scariest thing of all of this is *when bad becomes normal.* Quoting Grandin: "The really bad thing was that the change happened slowly enough [talking about the rapist roosters] that the farmers and probably the breeder colonies, too didn't realize they'd created a monster. Nobody noticed what was happening. As the roosters got more and more aggressive, <u>the humans unconsciously adjusted their perceptions of how a normal rooster should act. It was a case of the bad becoming normal</u>, . . . [emphasis mine]." (p.72)

Those who defend the rapists and their culture (no matter where they are located on the spectrum of politics) have unconsciously adjusted their perceptions of how Muslim males should act. They have done so because at some unconscious disavowed level they themselves are terrified. I am not advocating "compassion" for them because they are terrified. That is their problem and I refuse to blame the victim. However, I am advocating understanding the problem at the deepest level possible for ourselves because it is crazy making and we need to stay grounded in what is predicted to be a very long

marathon on terrorism. The Israelis say between 300 to 500 years and considering the transgenerational transmission of trauma, to my analytic ear that sounds just about right.

Thank you Jamie and your staff at FrontPageMag.com along Dr. Raddatz, Dr. Eussner and Mr. Rehov as it has been for me a thought provoking exchange.

FP: Pierre Rehov, Nancy Kobrin, Peter Raddatz and Dr. Gudrun Eussner, thank you for joining Frontpage Symposium.

EXHIBIT H

Democracy shuts its eyes as Muslim women are enslaved

Armstrong Williams (back to web version) | Send

May 23, 2005

Throughout Europe, people are standing idly by as Muslim women are being murdered for having the audacity to date, or to not wear their head scarves outside, or to yearn for a life outside of the home. The problem is most pronounced in Germany. Last month six German women were murdered by their Muslim families for flirting with Western culture. Most recently, Hatin Surucu, a twenty-three-year-old Turkish woman who had been forced into marrying her cousin at age 16, was gunned down at a German bus stop. The attack had been planned. The motive-- Surucu had divorced her husband, discarded her religious head scarf, and had begun dating German men. This was too much for her family to bear. So her three brothers killed her, and orphaned her five year old son.

The brothers bragged to their friends about the "honor killing." In their community, they are considered heroes for suppressing their personal emotions and doing the tough work of God—discharging bullets into their defenseless sister. At least, that's the way they tell the story in certain cloistered Muslim enclaves in Germany, where "honor killings" are becoming an increasingly familiar phenomenon.

And how is mainstream German society responding to this trend? For the most part, they're not. Following World War II, Germans have been conditioned not to criticize other cultures. Afraid of being labeled racists or Nazis, Germans sit passively by while hundreds of Germany's Muslim women are stripped of their basic human rights.

Well, wagging your finger at the practices of another culture might not be politically correct. But what about what's morally correct? What about the thousands of Muslim women who are being enslaved by archaic religious practices? What about the women like Surucu who are being killed for wanting a personality outside of their restrictive religion? At some point the German people must realize that protecting the rights of women like Surucu is not a matter of cultural relativity. It is a matter of universally recognized human rights. The idea of enslaving an entire gender is fundamentally at odds with the basic freedoms embraced by all enlightened, democratic societies. Germany cannot allow the mere threat of charges of cultural or religious insensitivity to undermine the basic democratic values they have worked so hard to achieve in the post war era.

Very simply, the culture of another people does not have to be accepted when it is subhuman! "Honor killings" are subhuman! And human rights activists need to address the situation in no uncertain terms. The practice of killing women for wanting to have lives of their own needs to be held up to public scrutiny. At the

same time, the German government needs to engage in outreach programs to Muslim youths. They need to make sure that Muslim kids are not so alienated from mainstream society that they can simply be programmed by Mosques to hate and degrade women. Most of all the government needs to provide sanctuary to oppressed women and girls, instead of allowing Muslim extremists to hide their abuses behind a disingenuous veil of cultural relativity. Democratic societies like Germany can no longer give religious fanatics a free hand to abuse and murder non believers. Such action betrays contempt for the basic human rights which animate any democracy with meaning. In a democracy, we simply cannot allow the word "honor" to be attached to such brutal and archaic religious practices.

Contact Armstrong Williams | Read Williams's biography

QUICK LINKS: HOME | NEWS | OPINION | MEETUP | C-LOG | ISSUES

EXHIBIT I

ISLAM'S QUOTATIONS: RE; WOMEN

Here are some examples of what Islam's Revealed Text, Surahs from the Holy Qur'an, and the Hadith, the statements made by the Prophet Muhammad, and the earliest Islamic Biographers of the Prophets Life had to say about Women.

Tabari IX:113 **"Allah permits you to shut them in separate rooms and to beat them, but not severely. If they abstain, they have the right to food and clothing. Treat women well for they are like domestic animals and they possess nothing themselves. Allah has made the enjoyment of their bodies lawful in his Qur'an."**

Tabari I:280 **"Allah said, 'It is My obligation to make Eve bleed once every month as she made this tree bleed. I must also make Eve stupid, although I created her intelligent.' Because Allah afflicted Eve, all of the women of this world menstruate and are stupid."**

Qur'an 4:3 **"If you fear that you shall not be able to deal justly with orphans, marry women of your choice who seem good to you, two or three or four; but if you fear that you shall not be able to do justice (to so many), then only one, or (a slave) that you possess, that will be more suitable. And give the women their dower as a free gift; but if they, of their own good pleasure, remit any part of it to you, eat it with enjoyment, take it with right good cheer and absorb it (in your wealth)."**

Qur'an 4:11 **"Allah directs you in regard of your Children's (inheritance): to the male, a portion equal to that of two females.... These are settled portions ordained by Allah."**

Bukhari:V1B22N28 **"The Prophet said: 'I was shown the Hell Fire and the majority of its dwellers were women who are disbelievers or ungrateful.' When asked what they were ungrateful for, the Prophet answered, 'All the favors done for them by their husbands.'"**

Muslim:B1N142 **"'O womenfolk, you should ask for forgiveness for I saw you in bulk amongst the dwellers of Hell.' A wise lady said: Why is it, Allah's Apostle, that women comprise the bulk of the inhabitants of Hell? The Prophet observed: 'You curse too much and are ungrateful to your spouses. You lack common sense, fail in religion and rob the wisdom of the wise.' Upon this the woman remarked: What is wrong with our common sense? The Prophet replied, 'Your lack of common sense can be determined from the fact that the evidence of two women is equal to one man. That is a proof.'"**

Qur'an 4:43 **"Believers, approach not prayers with a mind befogged or intoxicated until you understand what you utter. Nor when you are polluted, until after you have bathed. If you are ill, or on a journey, or come from answering the call of nature, or you have touched a woman, and you find no water, then take for**

yourselves clean dirt, and rub your faces and hands. Lo! Allah is Benign, Forgiving." [The Qur'an claims women are unclean and polluted—worse than dirt.]

Bukhari:V4B55N547 **"The Prophet said, 'But for the Israelis, meat would not decay, and if it were not for Eve, wives would never betray their husbands.'"**

Qur'an 33:59 **"Prophet! Tell your wives and daughters and all Muslim women to draw cloaks and veils all over their bodies (screening themselves completely except for one or two eyes to see the way). That will be better."**

Qur'an 4:15 **"If any of your women are guilty of lewdness, take the evidence of four witnesses from amongst you against them; if they testify, confine them to houses until death [by starvation] claims them."**

Bukhari:V4B52N143/V5B59N523 **"When we reached Khaybar, Muhammad said that Allah had enabled him to conquer them. It was then that the beauty of Safiyah was described to him. Her husband had been killed, so Allah's Apostle selected her for himself. He took her along with him till we reached a place called Sad where her menses were over and he took her for his wife, consummating his marriage to her, and forcing her to wear the veil.'"**

Bukhari:V5B59N524 **"The Muslims said among themselves, 'Will Safiyah be one of the Prophet's wives or just a lady captive and one of his possessions?'"**

Ishaq:593 **"From the captives of Hunayn, Allah's Messenger gave [his son-in-law] Ali a slave girl called Baytab and he gave [future Caliph] Uthman a slave girl called Zaynab and [future Caliph] Umar another."**

Bukhari:V3B48N826 **"The Prophet said, 'Isn't the witness of a woman equal to half of that of a man?' The women said, 'Yes.' He said, 'This is because of the deficiency of a woman's mind.'"**

Ishaq:584 **"Tell the men with you who have wives: never trust a woman."**

Ishaq:185 **"In hell I saw women hanging by their breasts. They had fathered bastards."**

Qur'an 24:31 **"Say to the believing women that they should lower their gaze and guard their modesty; that they should not display their beauty except what (must) appear; that they should draw their veils over their bosoms and not display them except to their husbands..."**

Qur'an 24:34 **"Force not your slave-girls to whoredom (prostitution) if they desire chastity, that you may seek enjoyment of this life. [And here's the freedom-to-pimp card:] But if anyone forces them, then after such compulsion, Allah is oft-forgiving."**

Ishaq:469 **"The Apostle said, 'Every wailing woman lies except those who wept for Sa'd.'"**

Tabari VIII:62/Ishaq:496 **"Ali [Muhammad's adopted son, son-in-law, and future Caliph] said, 'Prophet, women are plentiful. You can get a replacement, easily changing one for another.'"**

Ishaq:496 **"Ask the slave girl; she will tell you the truth.' So the Apostle called Burayra to ask her. Ali got up and gave her a violent beating first, saying, 'Tell the Apostle the truth.'"**

Qur'an 24:1 **"(This is) a surah which We have revealed and made obligatory and in which We have revealed clear communications that you may be mindful. For the woman and the man guilty of adultery or fornication, flog each of them with a hundred stripes. Let not compassion move you in their case, in a matter prescribed by Allah. And let a party of the Believers witness their punishment."**

Qur'an 24:6 **"And for those who launch a charge against their wives, accusing them, but have no witnesses or evidence, except themselves; let the testimony of one of them be four testimonies, (swearing four times) by Allah that he is the one speaking the truth.**

By Craig Winn 2006 (The notes are by Craig Winn)

Edited by Fredrick P. Wilson FEB 2006

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visteon Corporation
Incoming letter dated April 26, 2006

The submission relates to improved CAFE standards for light duty trucks and cars.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Visteon may exclude it under rule 14a-8(e)(2) because Visteon received it after the deadline for submitting proposals. We note in particular your representation that Visteon did not receive the submission until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Visteon omits the submission from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Visteon did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Visteon's request that the 80-day requirement be waived.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel